5/17

07024797

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stelco Inc.

*CURRENT ADDRESS 386 Wilcox Street
P.O. Box 2030
Hamilton, Ontario
L8N 3T1
CANADA

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 03 2007
THOMSON FINANCIAL

FILE NO. 82- 00141 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC
DAT: 6/29/07

082-00141

12-31-05
AR/S

STELCO INC.
ANNUAL REPORT 2005

stelco

Table of Contents

STELCO BUSINESSES

Integrated Steel – Continuing Operations

Company	Products	Net Sales/Shipments							Employees*	% owned	Major Markets
Stelco Hamilton[1] Hamilton, Ontario	Hot rolled, cold rolled, and coated sheet and bar	Millions of $	2003	1,309	2004	1,602	2005	1,488	3,723	100	Automotive, steel service centres, appliances, energy, construction, pipe and tube, and wire and wire products
		Thousands of tons	2003	2,137	2004	2,025	2005	1,848			
Stelco Lake Erie[1] Nanticoke, Ontario	Hot rolled sheet	Millions of $	2003	1,066	2004	1,283	2005	1,177	1,444	100	Automotive, pipe and tube, energy, and steel service centres
		Thousands of tons	2003	2,294	2004	2,165	2005	1,758			
Stelco USA, Inc. Troy, Michigan	Processing, warehousing, and sale of steel products	Millions of $	2003	39	2004	36	2005	38	2	100	Automotive
Z-Line Company Hamilton, Ontario	Zinc coating of cold rolled steel	Millions of $	2003	44	2004	51	2005	52	-	60	Automotive and construction
Baycoat Hamilton, Ontario	Application of paint finishes to rolled steel coils	Millions of $	2003	82	2004	84	2005	74	220	50	Construction, agricultural, transportation, appliances, and consumer products
D.C. Chrome Limited Stoney Creek, Ontario	Metal plating and finishing	Millions of $	2003	3	2004	3	2005	4	26	50	Steel mill services
Wabush Mines Newfoundland and Quebec	Iron Ore	Millions of $	2003	254	2004	203	2005	461	777	45	Steel manufacturing
Hibbing Mine Minnesota	Iron Ore	Millions of U.S.$	2003	312	2004	323	2005	379	680	15	Steel manufacturing
Tilden Mining Company L.C. Michigan	Iron Ore	Millions of U.S.$	2003	276	2004	308	2005	340	628	15	Steel manufacturing

Net sales include inter-unit transactions at market prices. For entities in which the Corporation has an ownership interest less than 100%, net sales represent 100% of the business activity of these entities.

(1) Under creditor protection as of January 29, 2004.

* Indicates average number of employees for 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is dated March 24, 2006 and is in respect of the Consolidated Financial Statements of Stelco Inc. ("Stelco" or the "Corporation") for the year ended December 31, 2005. The purpose of Stelco's MD&A is to provide commentary on the Corporation's financial situation and future prospects, focusing on the Corporation's Integrated Steel segment. Stelco sold all of its Mini-mill and Manufactured Products segments by February 1, 2006 – see "Creditor Protection and Restructuring" below for additional comments. The Corporation prepares its consolidated financial statements (the "Consolidated Financial Statements") in accordance with Canadian generally accepted accounting principles ("GAAP"). The following MD&A should be read in conjunction with the Consolidated Financial Statements and the accompanying notes and the Third Amended and Restated Plan of Arrangement and Reorganization of Stelco and certain of its subsidiaries dated December 9, 2005 (the "CCAA Plan"). Additional information about Stelco is available in the Corporation's 2005 Annual Information Form, which can be accessed from SEDAR at www.sedar.com.

Forward-Looking Statements

This MD&A, including the documents incorporated by reference, contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Stelco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include, but are not limited to: (A) factors relating to the CCAA Plan and the arrangement (the "CBCA Plan") under the Canada Business Corporation Act (the "CBCA") and the results expected to be achieved from the successful implementation of the CCAA Plan, including the expected CCAA Plan implementation date; the expectation that plan implementation will be achieved; and the completion of the reorganization of Stelco (the "CBCA Arrangement") into discrete business units to create maximum financial and operating flexibility and increased accountability; and (B) factors relating to the business, financial position, operations and prospects of Stelco, including (1) Stelco's strategies and plans; (2) labour matters related to Stelco's predominantly unionized workforce; (3) pension matters including the requirement to make solvency deficiency payments and the availability of a Section 5.1 Election with respect to such payments; (4) changes to environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control and the generation, handling, storage, transportation and disposal of toxic substances; (5) new technological developments and Stelco's ability to make capital expenditures to maintain and enhance its technological ability; (6) Stelco's energy and raw material costs; (7) the volatility of selling prices for steel; (8) international trade matters, including increases in steel imports into Canada; (9) employee matters, including the retention of the skills and knowledge of Stelco's employees and the ability to attract and retain new employees; (10) development of new products; and (11) planned capital expenditures and tax payments. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: the ability of Stelco and its stakeholders to implement the CCAA Plan; Stelco's ability to meet the conditions to CCAA Plan implementation; exchange rates, energy and other anticipated and unanticipated costs; pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, steel and raw materials; the continued availability of financing on appropriate terms; market competition; the impact on Stelco of various environmental regulations and initiatives; and Stelco's ongoing relations with its employees. While Stelco anticipates that subsequent events and developments may cause Stelco's views to change, Stelco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Stelco's views as of any date subsequent to the date of this MD&A.

Creditor Protection and Restructuring

On January 29, 2004 (the "Filing Date"), Stelco Inc. and certain related entities filed for protection under the *Companies' Creditors Arrangement Act* ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Court") granting it creditor protection under CCAA. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Section 304 Proceedings"). The Canadian proceedings include Stelco and its wholly owned subsidiaries, Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), Welland Pipe Ltd. ("Welland Pipe"), and formerly held wholly owned subsidiary Stelwire Ltd. ("Stelwire") which are collectively referred to as the "Applicants". The U.S. Section 304 Proceedings include Stelco, Stelwire, and Stelpipe. The Corporation's other subsidiaries and joint ventures are not included in the expected proceedings. During the stay period, the Applicants were authorized to continue operations. Ernst & Young Inc. was appointed by the Court as monitor (the "Monitor") in the Canadian proceedings and has been reporting to the Court from time to time on the Applicants' cash flow and on other developments during the proceedings.

The Initial Order and the U.S. Section 304 Proceedings provided for an initial stay period of 30 days, which has subsequently been extended to the earlier of March 31, 2006 and the implementation of the CCAA Plan (the "Plan Implementation Date"). The purpose of the Initial Order and stay of proceedings was to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors and to provide them with time to develop the CCAA Plan.

The CCAA proceedings triggered defaults under substantially all debt obligations of the Applicants (see Notes 7 and 17 to the Consolidated Financial Statements). The Initial Order generally stayed actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Initial Order granted the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments, and other obligations to employees; the costs of goods and services, both operating and of a capital nature, provided or supplied after the date of the Initial Order; rent under existing arrangements payable after the date of the filing; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant, with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.

Conditions to CCAA Plan Implementation

The implementation of the CCAA Plan is subject to a number of conditions, including settlement of the terms of the agreements governing the New ABL Facility, the Secured Revolving Term Loan, the FRNs, the New Province Note, the Pension Arrangements, the New Warrants and the warrants to be issued to the Province (as described below under Overview of the CCAA Plan). These agreements and related documents must be settled with the parties that will be entering into them as well as with certain other parties that, pursuant to the terms of the CCAA Plan, must be satisfied with or not object to the terms of these agreements.

Stelco is in the process of negotiating the terms of these agreements and documents with the applicable stakeholders as well as is seeking to satisfy other conditions to implementation. If the conditions are not satisfied subject to the right of various parties to waive compliance, the CCAA Plan will not be implemented.

CCAA Plan

By order dated October 4, 2005, the Applicants were authorized to call and conduct meetings of affected creditors (as defined in the CCAA Plan) on November 15, 2005 to consider and vote on their plan of arrangement and reorganization dated October 3, 2005 (the "Original Plan"), as amended from time to time. As a result of extensive negotiations with stakeholders, the Original Plan was amended and on December 9, 2005, a majority in number of Affected Creditors representing more than two-thirds in value of the Affected Claims (as defined in the CCAA Plan) of each class voted to approve and adopt the CCAA Plan.

By order dated January 20, 2006 (the "Sanction Order"), the CCAA Plan was sanctioned by the Court and, among other things, the Court:

a) declared that the CCAA Plan was fair and reasonable and in the best interests of the Applicants;
b) authorized the Applicants to take all steps necessary to implement the CCAA Plan and the transactions contemplated by it;
c) authorized Stelco to file Articles of Reorganization with effect on the Plan Implementation Date, which will have the effect of eliminating the existing common shares, and create new common shares of Stelco (the "New Common Shares") that will be issued to affected creditors and others under the CCAA Plan;
d) ordered that, as of the Plan Implementation Date, Stelco's existing shareholders' rights plan agreement and all warrants, options and agreements to purchase existing common shares of Stelco will be of no further force or effect and cancelled;
e) ordered that, as of the Plan Implementation Date, the Applicants will be released from affected claims and certain other matters and that the directors and officers of the Applicants and certain others will be released from all claims relating to, among other things, the business and affairs of the Applicants, the CCAA Plan and proceedings, excluding claims arising from fraud, wilful misconduct and some other specific matters;
f) ordered that the term of office of the existing board of directors of Stelco will terminate on the Plan Implementation Date and appointed nine new directors of Stelco as of that time;
g) ordered that the Applicants will be released from all CCAA Charges (as defined in the Initial Order) against their property and assets created by the Initial Order, with effect from the Plan Implementation Date or, in the case of the $350 Million Credit Facility and DIP Credit Facility (as those terms are defined below), the date of delivery of a release from the lenders; and
h) ordered that the stay of proceedings under the CCAA will terminate on the earlier of the Plan Implementation Date and March 3, 2006 (subsequently extended to March 31, 2006).

On February 9, 2006, an order was obtained in the U.S. Section 304 Proceedings that provides that the CCAA Plan and the Sanction Order are enforceable in the United States.

Status of Claims Process

The Applicants initiated a process for certain creditors to file Proofs of Claim against the Applicants for Claims (as defined in the CCAA Plan) incurred prior to January 29, 2004 and for Restructuring Claims (as defined in the CCAA Plan). The claims bar date for filing Proofs of Claim for Claims arising prior to January 29, 2004 and for Restructuring Claims arising prior to December 17, 2004 was set at January 31, 2005. The claims bar date for filing Proofs of Claim for Restructuring Claims arising after December 17, 2004 was set at October 26, 2005.

A dispute mechanism was put in place for those Claims that could not be resolved by way of negotiation with the Applicants and/or the Monitor. These Claims were forwarded to a Claims Officer providing the claimant filed a notice of dispute by the earlier of eight business days following receipt of a dispute package on March 7, 2005 (or, in respect of a Restructuring Claim arising after December 17, 2004, on October 26, 2005). Outstanding Claims were reviewed and ruled on by the Claims Officer. Decisions of the Claims Officer may be approved by the Court within five business days of notification of the Claims Officer's decision. All determinations from the Court regarding appealed Claims are final for the purpose of recording Claims. See Note 7 to the Consolidated Financial Statements for the Claim Summary as at December 31, 2005.

Overview of the CCAA Plan

Treatment of Affected Claims

Under the CCAA Plan, the claims of the Affected Creditors will not be satisfied in full by the consideration being distributed under the CCAA Plan (see Note 7 to the Consolidated Financial Statements). Stelco is seeking to implement the CCAA Plan by March 31, 2006.

Each Affected Creditor will receive its pro rata share of the following:

a) New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million;
b) 1,100,000 New Common Shares of Stelco;
c) cash in the amount of $137.5 million (the "Cash Pool") subject in the case of each Affected Creditor to its right to elect to receive New Common Shares instead of cash at $5.50 per New Common Share (the "Share Election"), up to a maximum of 5,264,000 New Common Shares in the aggregate for all Affected Creditors so electing to do so; and
d) warrants for 1,418,500 New Common Shares (the "New Warrants") representing, if exercised, approximately 5% of the fully diluted New Common Shares of Stelco at the Plan Implementation Date. The New Warrants will have an exercise price of $11.00 per New Common Share and have a seven-year term.

As a result of Share Elections filed by the Affected Creditors, the total amount of cash to be issued to Affected Creditors under the CCAA Plan will be $108,548,000 and the electing Affected Creditors will receive 5,264,000 New Common Shares pursuant to the Share Elections.

Based on the current estimate of proven claims of $546 million (see Note 7 to the Consolidated Financial Statements), Affected Creditors will receive, for each $1,000 of proven claim, approximately the following amounts:

a) $502 of FRN's;
b) two new Common Shares; and
c) $251 of cash from the Cash Pool, subject to any Share Election at $5.50 per share; and
d) a pro rata share of the New Warrants.

Plan Sponsor Agreement

The new equity of the restructured Stelco, in the form of New Common Shares, will be divided among three groups under the CCAA Plan: the Affected Creditors, the Province of Ontario (the "Province") and the Equity Sponsors. The Affected Creditors are acquiring their portion of the equity as part of the consideration distributed under the CCAA Plan. The Province is to obtain its portion by virtue of warrants to purchase 851,100 New Common Shares negotiated as part of the financing it is providing to Stelco described below (wherein it receives warrants representing, if exercised, 3% of the fully diluted New Common Shares at the Plan Implementation Date) and the Equity Sponsors are acquiring their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors") agreed to purchase New Common Shares in Stelco at a price of $5.50 per share for proceeds of $108,548,000, which funds comprise the Cash Pool to be distributed to Affected Creditors. In addition, Sunrise and Appaloosa agreed to provide a stand-by commitment to purchase up to an additional 5,264,000 shares at $5.50 per share for an aggregate maximum stand-by commitment of $28,952,000 to supplement the Cash Pool to be paid to the Affected Creditors if the Share Elections did not result in a full take-up of the 5,264,000 New Common Shares available. The share elections resulted in a full take-up of the 5,264,000 New Common Shares. Therefore, the stand-by commitment was not required.

Proposed CCAA Plan Financing

The CCAA Plan is conditional upon a number of matters, including implementation of a number of agreements to secure new financing and a pension plan funding agreement with the Province. Stelco plans to raise new financing from the following sources:

- New ABL facility (asset based loan) $600 million
- New Secured Revolving term loan $375 million
- New Province Note $150 million

The finalization of the new financing are conditions precedent to the implementation of the CCAA Plan and are critical components of the liquidity and financing contemplated for the restructured Stelco.

New ABL Facility

On the Plan Implementation Date, the current $75 million Debtor-in-Possession Credit Facility (the "DIP Credit Facility") and existing $350 Million Credit Facility (the "$350 Million Credit Facility") which are due to expire no later than March 31, 2006 (see Note 13 to the Consolidated Financial Statements), are to be replaced by a new asset based lending facility (the "New ABL Facility"). The Corporation is in negotiations with lenders to provide this facility. The available amount of the New ABL Facility will be dependent upon the value of the underlying collateral, but will not exceed $600 million.

New Secured Revolving Term Loan

Pursuant to a term sheet/commitment letter, signed by Stelco on January 27, 2006, Tricap has agreed to provide a new secured revolving term loan (the "New Secured Revolving Term Loan") to Stelco in an amount of $375 million for a term of seven years from the Plan Implementation Date. The facility is revolving until the third anniversary of the Plan Implementation Date (the "Target Date"). On and after the Target Date, the facility may cease to revolve and any amount of the New Secured Revolving Term Loan outstanding on the Target Date will be repayable in full on the seventh anniversary of the Plan Implementation Date.

The New Secured Revolving Term Loan is conditional upon a number of matters, including Stelco adopting a financing and corporate structure acceptable to Tricap..

Stelco and Tricap entered into a restructuring agreement dated September 22, 2005 (the "Stelco/Tricap Restructuring Agreement") pursuant to which Tricap was to provide financing by way of a $350 million secured revolving term loan and support a rights offering in connection with the Original Plan. As a result of amendments to the Original Plan, including the elimination of the rights offering and changes to the financing, Tricap was paid a break fee of $11 million under the Stelco/Tricap Restructuring Agreement, which was recorded in reorganization items in the Consolidated Statement of Earnings (Loss).

New Province Note

Subject to a number of conditions, including implementation of the CCAA Plan and the Province Agreement (defined below), the Province has agreed to provide Stelco with an advance by way of the New Province Note in the amount of $150 million. The loan is repayable on December 31, 2015 and can be repaid in cash or Stelco common shares and is subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before that date.

Federal Government Grant

The Federal Government of Canada has agreed to provide a $30 million cogeneration grant, which was announced on November 23, 2005. The federal contribution represents approximately 60% of the initial cost of the Corporation's near-term cogeneration projects. Stelco intends to spend $50 million towards those projects in 2006.

Non-Core Asset Sales

Subject to finalization of working capital adjustments under the respective purchase and sale agreements, gross proceeds from the sale of the remaining Non-Core Assets (AltaSteel, Norambar, Stelwire, and Stelfil) are anticipated to generate $107 million in cash in the first quarter of 2006.

These sources of liquidity will be used firstly to payout Stelco's existing $350 million Credit Facility and to make an upfront payment of $400 million to its four main pension plans on closing as outlined in the pension funding arrangements described below.

Pension Plan Funding Arrangements

Stelco and the Province entered into a restructuring agreement (the "Province Agreement"), that contemplates Stelco and the Province entering into a pension agreement, to provide for funding arrangements with respect to Stelco's four main pension plans aimed at substantially reducing or eliminating the solvency deficiencies in these plans over a ten-year period.

It is a condition of the CCAA Plan that Stelco and the Province enter into a Province Agreement, to be effective on the Plan Implementation Date containing the following key terms:

a) An obligation of Stelco on the Plan Implementation Date to make an initial upfront payment of $400 million to its four main pension plans less any contributions to plans already made in 2006;
b) Stelco will fund its four main pension plans in the following amounts in the years subsequent to plan implementation:
   i) Years 1 – 5: $65 million per year, payable monthly, commencing July 1, 2006; and
   ii) Years 6 – 10: $70 million per year, payable monthly;
c) Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of a formula both as defined in the Province Agreement and the proposed new regulations under the Pension Benefits Act in respect of Stelco's four main pension plans; and
d) Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015; and
e) Any future benefit improvements will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above.

Board of Directors

The CCAA Plan contemplates a Board of Directors of the restructured Stelco comprised of nine directors. The PSA specifies that the Equity Sponsors shall have the right to name six of the nine directors with Tricap naming four and each of Sunrise and Appaloosa naming one. The PSA also provides that the other directors must be satisfactory to the Equity Sponsors.

Based on input from the Equity Sponsors, Stelco's existing Board of Directors approved the submission of the following list of directors who were named in the Sanction Order as the individuals to be appointed as the new directors of Stelco on the Plan Implementation Date:

- Mr. Courtney Pratt – current President and CEO of Stelco
- Mr. Pierre Dupuis – former Chief Operating Officer, Dorel Industries
- Mr. Cyrus Madon – Managing Partner, Tricap Management Limited (Tricap nominee)
- Mr. Peter Gordon – Managing Partner, Tricap Management Limited (Tricap nominee)
- Mr. Tony Molluso – President and CEO, Concert Industries (Tricap nominee)
- Mr. John Lacey – Chair of Alderwoods Group board of directors (Tricap nominee)
- Mr. Laurie Bennett – retired Ernst & Young LLP Audit partner (Sunrise nominee)
- Mr. Steven Cohn – Managing Director Albarez & Marsal, LLC (Appaloosa nominee)
- Mr. Dennis Belcher – former Executive Vice President, Scotiabank

The Province and the informal committee of the senior debenture holders have indicated to the Monitor that the proposed Board of Directors is satisfactory.

Employees

The Approved Plan does not require any concessions in terms of salaries, wages or pension and other benefits.

Secured Creditors

The CCAA Plan does not affect creditors with secured claims. The claims of the lenders pursuant to the $350 Million Credit Facility and the DIP Credit Facility (see Note 13 to the Consolidated Financial Statements) will be paid in full on or prior to the Plan Implementation Date.

Existing Shareholders

There is no value allotted to existing shares of Stelco under the CCAA Plan. The existing shares are to be exchanged into new redeemable shares at a ratio of 0.000001 new redeemable share for each existing share and such shares will be redeemed on the Plan Implementation Date for consideration at the rate of $0.01 for each new redeemable share with no amounts paid on account of fractional interests or if payment would be less than $10.00. The result is that shareholders of Stelco will receive no consideration in respect of their existing shares.

Corporate Reorganization

On February 14, 2006, the Court approved a reorganization of the Corporation pursuant to an arrangement under the CBCA. As a result, distinct portions of Stelco's business will be transferred into nine separate limited partnerships upon the Corporation's emergence from its Court-supervised restructuring process.

The following business units of Stelco Inc. have been identified for transfer to limited partnerships: Hamilton steel works; Lake Erie steel works; energy assets (primarily a future asset); vacant land; coke batteries; and mining interests (collectively the "Business Units").

The reorganization is expected to include the following steps:

- For each Business Unit, Stelco Inc. will incorporate a new subsidiary corporation to act as general partner of a limited partnership ("GPCo").
- Each GPCo will enter into a limited partnership agreement with Stelco Inc., as limited partner, to form a limited partnership (each, a "Limited Partnership").
- Stelco Inc. will convey to each of the Limited Partnerships the assets and undertaking of one of the business units in return for consideration consisting of a combination of Limited Partnership interests and liabilities.
- Each of the Limited Partnerships will assume the liabilities of Stelco associated with its business, the Hamilton Steel Limited Partnership and the Lake Erie Steel Limited Partnership will be responsible for all employment-related obligations. Stelco will remain primarily liable for all assumed pension and post-employment benefit obligations.
- A corporate office will be retained at Stelco, but operational management of each of the Business Units will be conducted within the respective Limited Partnerships by an active GPCo.
- All transactions between and among the Limited Partnerships and Stelco will be on fair market terms.

The CBCA Plan will be implemented concurrently with the implementation of the CCAA Plan. Orders authorizing leave to bring the arrangement application, approving the arrangement, and dispensing with any requirement to obtain shareholder approval of the CBCA arrangement (as there is no economic interest in the existing shares) were granted by the Court on February 14, 2006.

Discontinued Operations

The Corporation's 2004 strategic review determined that all of the businesses of the Mini-mill and Manufactured Products segments were non-core and as a result would not form part of Stelco's business going forward. The Corporation initiated a sales process in respect of these business units, which was approved by the Court on October 19, 2004 (as subsequently amended).

These business segments were previously defined as follows:

Mini-mills – AltaSteel Ltd. ("AltaSteel") including its 50% interest in GenAlta Recycling Inc. ("GenAlta"), and Norambar Inc. ("Norambar) including its wholly owned subsidiary Fers et Métaux Ltée ("Fers et Métaux").

Manufactured Products – Stelwire, Stelfil Ltée ("Stelfil"), Stelpipe, Welland Pipe, Camrose Pipe Company ("Camrose"), and MOLY-COP Canada ("Moly-cop").

During 2005, all of the non-core businesses in the segments identified above were sold or committed to be sold in whole or in part pursuant to sales approved by the Court. In total, the Corporation recorded a pre-tax loss in connection with the pending sale of its investment in these subsidiaries during 2005 of $78 million. This loss is included in discontinued operations on the Consolidated Statement of Earnings (Loss). The components of this loss are as follows:

- $37 million of non-cash curtailment expenses relating to the pension and other benefit plans of all these subsidiaries;
- $24 million of non-cash settlement expenses on the pension and other benefit plans of Stelpipe and Camrose Pipe;
- $17 million of losses, primarily relating to the sale of substantially all of Stelpipe's assets, offset partially by a gain on the sale of Camrose Pipe, and on the sale of Welland Pipe's U and O pipe mill.

In 2004, a pre-tax write-down of $18 million was recorded to reduce the carrying value of property, plant, and equipment of Stelwire and Stelpipe to nil. In addition, a pre-tax gain of $7 million was recorded relating to the sale of assets at Welland Pipe and Stelpipe. Both of these were reflected in discontinued operations on the Consolidated Statement of Earnings (Loss).

Welland Pipe

On March 7, 2003, the Corporation permanently closed the facilities of Welland Pipe. The primary assets of Welland Pipe were two pipe mills, a spiral weld and a U and O pipe mill, which were sold during the fourth quarter of 2004 and the second quarter of 2005 resulting in a pre-tax gain on sale of $6 million and $4 million respectively, both of which were recorded in discontinued operations on the Consolidated Statement of Earnings (Loss).

The property and plant of Welland Pipe were listed for sale in March 2005. In January 2006, the Corporation entered into a purchase and sale agreement, which is subject to a number of conditions. If all these conditions are met, the sale is expected to close in the second quarter of 2006. The net book value of these assets is nominal.

Camrose

The sale of the Corporation's 40% partnership interest in Camrose to Canadian National Steel Corporation closed for gross proceeds of $23 million on April 20, 2005. The resulting pre-tax gain of $4 million, net of a settlement loss of $5 million relating to Camrose's pension and other benefits plans, was included in discontinued operations during second quarter of 2005.

Stelpipe

The sale of Stelpipe's 16" pipe mill, which had been idled since 1998, was completed during the fourth quarter of 2004. Net proceeds of $1 million were received with a corresponding pre-tax gain recorded as the assets were fully amortized.

The sale of substantially all of Stelpipe's assets to Lakeside Steel Corporation ("Lakeside Steel"), a wholly owned subsidiary of Romspen Investment Corporation, closed on October 31, 2005. The pre-tax loss recorded in 2005 on this sale was $51 million of which $21 million related to settlement and curtailment expenses both associated with the pension and other benefit plans related to the employees transferred to Lakeside Steel. The remainder reflects the loss on the sale of these assets.

AltaSteel

On December 1, 2005, the Corporation entered into a definitive purchase and sale agreement to sell the shares of AltaSteel, which included its 50% investment in both Moly-cop and GenAlta to Moly Cop Steel Inc., an affiliate of Scaw International Sarl. The Court approved this transaction on December 16, 2005. The transaction closed on January 31, 2006 for gross proceeds of $77 million (subject to final working capital adjustments). During the fourth quarter of 2005, Stelco recorded a pre-tax curtailment loss of $12 million relating to the pension and other benefit plans at AltaSteel. The transaction closed on January 31, 2006.

Norambar, Stelwire and Stelfil

On November 23, 2005, the Corporation entered into a definitive purchase and sale agreement to sell the shares of Norambar, Stelwire, and Stefil, including Norambar's wholly owned subsidiary Fers et Métaux, to Mittal Canada Inc. The Court approved this transaction on December 12, 2005. The transaction closed on February 1, 2006, generating gross proceeds of $30 million (subject to final working capital adjustments). During the fourth quarter of 2005, Stelco recorded a pre-tax curtailment loss of $23 million relating to the pension and other benefit plans at these subsidiaries. Despite the closing of the sale, Stelwire remains subject to the CCAA proceedings until implementation of the CCAA Plan or the proceedings otherwise end in respect of it.

Financial Statement Information

The following tables summarize the net sales, earnings (loss) before income taxes, and net earnings (loss) relating to all of the Corporation's discontinued operations:

Years ended December 31 (in millions)	2005			2004		
	Mini-mills	Manufactured Products	Total	Mini-mills	Manufactured Products	Total
Net Sales	$ 446	$ 427	$ 873	$ 462	$ 505	$ 967
Costs, amortization, and financial expense	419	445	864	412	493	905
Write-down of property, plant and equipment	–	–	–	–	18	18
(Gain) loss on sale of assets / shares	–	17	17	–	(7)	(7)
Curtailment expense	22	15	37	–	–	–
Settlement expense	–	24	24	–	–	–
Earnings (loss) before income taxes	5	(74)	(69)	50	1	51
Current income taxes	(3)	2	(1)	6	(1)	5
Future income taxes	4	(10)	(6)	11	1	12
Future income tax valuation allowance	–	2	2	–	4	4
Net earnings (loss)	$ 4	$ (68)	$ (64)	$ 33	$ (3)	$ 30

The total assets and liabilities held for sale relating to all of the Corporation's discontinued operations are as follows:

At December 31 (in millions)			2005
	Mini-mills	Manufactured Products	Total
Current assets	$ 145	$ 69	$ 214
Property, plant, and equipment	98	9	107
Deferred pension cost	(7)	26	19
Future income taxes	11	–	11
Total assets held for sale	247	104	351
Current liabilities	62	26	88
Employee future benefits	53	52	105
Long-term debt	12	–	12
Future income taxes	–	–	–
Other	1	–	1
Total liabilities held for sale	128	78	206
Net investment held for sale	$ 119	$ 26	$ 145

Based on information as of December 31, 2005, the Corporation expects to record a further pre-tax, non-cash loss on its investment in these subsidiaries of approximately $32 million upon closing of these sales in the first quarter of 2006, subject to post-closing adjustment. This net pre-tax loss relates to settlement expenses on the pension and other benefit plans associated with AltaSteel, Norambar, Stelwire, and Stelfil, partially offset by gains on the sale of these investments.

Idled or Closed Facilities

The Corporation sold a number of idled facilities or mills over the course of 2004 and 2005.

CHT Steel

The Corporation announced the closure of CHT Steel on February 18, 2004. The sale of property, plant, and equipment was completed in various transactions during 2004. Net proceeds received were $4 million resulting in a pre-tax gain of $1 million, relating principally to the property and plant, which was reflected as a reduction to reorganization items on the Consolidated Statement of Earnings (Loss). As at December 31, 2005, CHT Steel does not have any material assets other than restricted cash.

Stelco Hamilton – Plate Mill

The plate mill assets at Stelco Hamilton were sold on June 9, 2005. The gross proceeds of $25 million were secured by irrevocable letters of credit, which have and will continue to be drawn down in tandem with the progress made on dismantling of the equipment. All net proceeds will be used to partially satisfy the debt associated with these assets. The expected shortfall has been filed as a claim against Stelco Inc. (see Note 7 to the Consolidated Financial Statements). The carrying value of these assets was nil, therefore a pre-tax gain (net of $5 million fees) of $20 million was recorded during the second quarter of 2005.

Stelco Hamilton – Tin Mill

The tin mill assets at Stelco Hamilton have been idled since 1995 when the Corporation decided to exit the tinning line business. On December 20, 2005, the Corporation sold certain of these assets for net proceeds of approximately $1 million. The residual value of these assets were nil, therefore a corresponding pre-tax gain was included as a reduction to Costs on the Consolidated Statement of Earnings (Loss) during the fourth quarter of 2005.

Financial and Operational Summary

Stelco Inc.

(Under Creditor Protection as of January 29, 2004 – Note 1) ($ in millions, except as indicated *)	Three months ended December 31 2005	2004**	Favourable (Unfavourable)	Year ended December 31 2005**	2004**	Favourable (Unfavourable)
Net sales	$ 608	$ 678	$ (70)	$ 2,553	$ 2,558	$ (5)
Costs	639	600	(39)	2,370	2,292	(78)
Gain on sale of plate mill assets (Note 5)	–	–	–	(20)	–	20
Amortization of property, plant, and equipment	27	24	(3)	108	105	(3)
Amortization of intangible assets	–	1	1	3	3	–
Operating earnings (loss) ***	(58)	53	(111)	92	158	(66)
Reorganization items (Note 4)	(29)	(15)	(14)	(76)	(53)	(23)
	(87)	38	(125)	16	105	(89)
Financial expense						
Interest on long-term debt and debt subject to compromise	(11)	(10)	(1)	(42)	(44)	2
Other interest – net	(5)	(5)	–	(13)	(20)	7
Earnings (loss) before income tax from continuing operations	(103)	23	(126)	(39)	41	(80)
Income tax expense (recovery) (Note 11)						
Current	2	(2)	(4)	19	–	(19)
Future	(33)	2	35	(33)	15	48
Future income tax asset valuation allowance (release)	(5)	2	7	(16)	(8)	8
Net earnings (loss) from continuing operations	(67)	21	(88)	(9)	34	(43)
Net earnings (loss) from discontinued operations (Note 10)	(53)	(20)	(33)	(64)	30	(94)
Net earnings (loss)	$ (120)	$ 1	$ (121)	$ (73)	$ 64	$ (137)
Earnings (loss) per common share from continuing operations (Note 23)	*$ (0.66)	*$ 0.21	*$ (0.87)	*$ (0.09)	*$ 0.33	*$ (0.42)
Earnings (loss) per common share (Note 23)	*$ (1.17)	*$ 0.01	*$ (1.18)	*$ (0.71)	*$ 0.63	*$ (1.34)
Average revenue per ton	*$ 685	*$ 770	*$ (85)	*$ 741	*$ 704	*$ 37
Cost per ton	*$ 720	*$ 681	*$ (39)	*$ 688	*$ 631	*$ (57)
Semi-finished steel production (thousands of net tons)	982	1,115	(133)	3,931	4,474	(543)
Shipments (thousands of net tons)	888	881	7	3,445	3,635	(190)

**Restated – see Notes 3 and 10 to the Consolidated Financial Statements

****"Operating earnings (loss)" is a non-GAAP financial measure used by management to assess the performance of the Corporation. The Corporation's use of this measure may not be comparable to measures used by other companies. In accordance with GAAP, a reconciliation of Earnings (loss) to net earnings (loss) is presented above.

All note references in this document are to the Corporation's December 31, 2005 Consolidated Financial Statements.

All information stated below excludes the discontinued operations of the Corporation. The continuing operations are the Integrated Steel segment, which comprises those business units that include and are primarily associated with the Stelco Hamilton and Stelco Lake Erie Integrated Steel plants and their raw materials properties. The primary markets served by this segment are automotive, transportation, construction, manufacturing, pipe and tubular manufacturers, steel service centres, and steel fabricators.

Overview

Overall revenue per ton increased by 5% in 2005 compared to 2004. This was primarily due to the renewal of customer contracts for 2005 at higher prices than the previous year. However, the steel and steel products industries experienced a decline in spot market prices in 2005 when compared to the historically high selling prices in the second half of 2004. This was mainly due to increased imports and high inventory levels at the steel service centres. Spot market prices reached a low in August 2005, before partially recovering in fourth quarter 2005. The 2005 increase in revenue per ton was more than offset by a 9% increase in the average cost per ton as well as higher restructuring costs. The result was a net loss from continuing operations of $9 million in 2005, when compared to net earnings from continuing operations of $34 million in 2004.

Demand and pricing in the fourth quarter improved compared to third quarter 2005 partly due to lower inventory levels at steel service centres. The planned fourth quarter 2005 Phase 2 upgrade of the Lake Erie hot strip mill took longer than anticipated and had a negative impact on the facility's overall production, the volume and mix of products shipped, and revenue from sales. These items impacted the fourth quarter of 2005 and will impact the first quarter of 2006.

Financial Information

Net Sales and Costs

QUARTER ENDED DECEMBER 31, 2005

Net sales for the quarter ended December 31, 2005 were 10% lower than in the same quarter of 2004. Steel shipments were similar to the same quarter in 2004, while average revenue per ton was down by 11%. The fourth quarter decrease in revenue and average revenue per ton was primarily due to:

- the Lake Erie hot strip mill outage;
- softer market demand, which had the effect of lowering prices;
- the negative impact of the higher Canadian dollar; and
- a lower-value-added mix of sales mainly due to increased slab sales.

Costs in fourth quarter 2005 were up 7% compared with the same quarter 2004 and average cost per ton was up 6% primarily due to:

- higher raw material and energy costs, particularly coal, iron ore, natural gas, and electricity;
- lower production levels due to Lake Erie hot strip mill outage; and
- fourth quarter 2004 included a $10 million partial recovery from an insurance claim related to the June 2004 Lake Erie blast furnace outage.

The above cost increases were partially offset by:

- lower purchased coke and scrap prices;
- a lower-value-added mix of sales; and
- reduced labour costs at Stelco Hamilton resulting from the continuing attrition of the workforce.

Amortization of property, plant, and equipment in fourth quarter 2005 was $3 million higher than the same quarter of 2004.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

For the year ended December 31, 2005, net sales were similar to 2004, mainly due to the renewal of customer contracts for 2005 at higher prices, offset by lower spot market prices, and lower shipments. The net loss from continuing operations of $9 million includes $76 million of pre-tax charges related to reorganization items, and a $20 million pre-tax gain on the sale of plate mill assets. In 2004, net earnings included $53 million of pre-tax charges related to reorganization items (see Notes 4 and 5 to the Consolidated Financial Statements).

Net Sales by Product
2005


39% Cold Roll & Coated
45% Hot Rolled
9% Bar
7% Other

Net Sales
($ in millions)


2,081
2,558
2,553
03
04
05

Net Earnings (Loss) from Continuing Operations
($ in millions)


-517
34
-9
03
04
05

Average revenue per ton increased by 5% due to:

- the renewal of customer contracts for 2005 at higher prices; and
- selling price surcharges implemented to cover high raw material and energy costs in the first half of 2005.

Partly offset by:

- weaker spot market prices in the second half of 2005 compared to the same period 2004;
- the negative impact of the higher Canadian dollar;
- the impact of the Lake Erie hot strip mill outage on shipments; and
- a lower-value-added mix of sales mainly due to increased slab sales.

Cost per ton increased by 9% mainly due to:

- rise in raw material and energy costs, particularly iron ore, coal, natural gas, and electricity;
- the fixed cost per ton impact of reduced output at the primary operations and Integrated Steel finishing mills required to balance steel inventory levels with market demand and the impact of the Lake Erie hot strip mill upgrade;
- higher spending for repairs and maintenance and supplies; and
- higher fuel costs related to the mix of fuels used.

The above cost increases were partially offset by:

- lower purchased coke and scrap prices;
- a lower-value-added mix of sales;
- reduced labour costs at Stelco Hamilton; and
- a strengthening Canadian dollar.

Annual 2005 semi-finished steel production dropped by 12% compared to 2004 due to weaker market conditions and planned steel inventory reductions.

Amortization of property, plant, and equipment in 2005 was $3 million higher than in 2004.

Steel Shipments
(thousands of net tons)


3,822
3,635
3,445
03
04
05

Production of Semi-Finished Steel
(thousands of net tons)


4,285
4,474
3,931
03
04
05

Reorganization Items

Reorganization expense incurred during the fourth quarter of 2005 was $29 million compared to $15 million in the comparable quarter of 2004. The increase is largely attributed to the incurrence of an $11 million break-fee paid to Tricap triggered by significant changes that were made to the initially proposed CCAA Plan.

Total reorganization expense incurred during 2005 was $76 million. In comparison, $53 million was incurred during 2004. The change is largely a result of higher professional fees ($26 million) and the payment of break-fees to Tricap and Deutsche Bank ($22 million) in 2005. Partially offsetting this increase were a number of non-cash expenses ($24 million) recognized in 2004. These non-cash expenses related primarily to the adjustments required to reflect the Corporation's convertible debentures at face value and the write-off of the associated deferred financing fees.

During the first quarter of 2006 and post-CCAA proceedings, significant reorganization expense may be incurred as a number of activities are completed, such as documentation of agreements, the oversight of the distribution of securities to affected creditors, the registration of these new securities, the establishment of the new partnerships and related asset transfers, and the recognition of success fees.

Financial Expense

Total financial expense incurred during the fourth quarter of 2005 was $16 million as compared to $15 million incurred in 2004. Financial expenses were marginally higher as variable interest rate loans reflected the impact of higher effective interest rates.

For 2005, total financial expense of $55 million was incurred. This was reduced from the $64 million incurred in 2004. The main reason for the reduction in expense relates to a lower utilization of the Corporation's lines of credit in the second and third quarter of 2005 leading to lower interest costs incurred during this period.

Income Tax Expense

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

While the Corporation and its subsidiaries recognize future income tax assets where applicable, a future income tax asset valuation allowance of $16 million was released in 2005 ($5 million was released in the fourth quarter of 2005) related to continuing operations.

North American Automotive Production
(millions of units)



16.2
15.8
15.8
03
04
05

Primary source: Ward's Automotive

Apparent Canadian Steel Consumption
(millions of net tons)



17.2
19.2
18.6
03
04
05

Operational Information

Trade

Imports accounted for 51% of apparent domestic steel consumption in 2005 compared to 46% in 2004. As a result, Canadian domestic producers including Stelco lost market share in 2005.

On November 30, 2005, the Canadian International Trade Tribunal ("CITT") announced it was initiating an expiry review of its August 2001 unfair trade ruling with respect to imports of hot rolled sheet and strip originating in or exported from Brazil, Bulgaria, the People's Republic of China, Chinese Taipei, India, the former Yugoslav Republic of Macedonia, Serbia & Montenegro, South Africa, and Ukraine. The Company is participating in the review that will include a June 2006 hearing and a ruling by the CITT on August 16, 2006.

The Company continues to participate in the North American Steel Trade Committee that operates under the collective auspices of the governments of Canada, Mexico, and the United States. Steel companies, including Stelco, are assisting the three governments to develop a strategic plan for the industry as an element of the prosperity side of the Security & Prosperity Partnership created on March 23, 2005.

The Company is also an active participant in the Canadian Steel Partnership Council, the objective of which is to develop a sustainability vision for the Canadian steel industry and to recommend actions that will give effect to that vision.

Enterprise Resource Planning System ("ERP")

Implementation of the first phase of the order flow ERP system, which will reduce Stelco's dependence on aging legacy systems, is targeted for the second quarter of 2006.

Health, Safety and Environment

Health and safety performance has been relatively unchanged, based on a five-year trend. Integrated Steel lost time accident frequency deteriorated from 1.9 per 200,000 hours worked in 2004 to 2.2 in 2005. Integrated Steel has no outstanding environmental charges. Since the base year (1990), as of December 31, 2004:

- energy consumption per ton of steel shipped has dropped by 15%;
- carbon intensity per ton of steel shipped has dropped by 19%; and
- greenhouse gas emissions have dropped by 10%.

Stelco Hamilton and Stelco Lake Erie are both International Standards Organization ("ISO") 14001 registered. This system provides the framework for the implementation, maintenance, and continuous improvement process for managing environmental aspects at both integrated plants.

Equipment Upgrades

The Stelco Lake Erie hot strip mill rougher motors were replaced with new higher horsepower rougher motors in fourth quarter 2005. The previously identified risk of failure associated with the old rougher motors has been eliminated. The second stage of the upgrade (quick roll change and the sixth finishing stand) is planned for 2006 and the final stage (finish mill drives upgrade) for the second quarter of 2007.

Facilities/Competitiveness

The Stelco Hamilton plant is not competitive as measured by cost per ton of hot rolled steel with reorganized U.S. integrated mills, Canadian integrated mills, or U.S. mini-mills. The Stelco Hamilton 56-inch mill is uncompetitive as a result of its high conversion cost and its width, coil weight, and quality limitations. The historic competitive advantages of the Stelco Lake Erie plant in hot rolled costs per ton have been reduced because of the cost savings achieved by reorganized U.S. integrated steel mills and the appreciation of the Canadian dollar. Work is currently progressing on the Phase 2 upgrade of the Stelco Lake Erie hot strip mill with the installation of new higher horsepower rougher motors in fourth quarter 2005 and the planned completion of the quick roll change and sixth finishing stand in second quarter 2006. Following completion of the Stelco Lake Erie hot strip mill quick roll change and sixth finishing stand, the Stelco Hamilton 56-inch mill will be closed.

Currently, two pickle lines operate at Hamilton to supply the cold rolling and coating operations. In addition, approximately 440,000 tons per year of Stelco Hamilton's steel requirements are pickled externally. The Hamilton pickle lines have significant operational issues related to reliability, conversion cost, and product quality. The cost of external pickling, however, is relatively expensive. Ultimately, Stelco will need to replace the Hamilton pickle lines or outsource all pickling. New pickle line facilities are included as part of the Corporation's current strategic capital plans.

The cold rolled and coated products facilities at Stelco Hamilton are registered to ISO/TS 16949. The Bar Product mills at Stelco Hamilton, and the 2050 hot strip mill at Stelco Lake Erie are scheduled to be registered to ISO/TS 16949 in the 2nd and 3rd quarter of 2006 respectively. ISO/TS 16949 is an international quality management system standard developed by the International Automotive Task Force and the Japan Automotive Manufacturers Association in conjunction with the international standards community. As internal suppliers to the finishing mills, the Stelco Hamilton and Stelco Lake Erie blast furnace and Steelmaking facilities are scheduled to be registered to ISO 9001 by the end of 2006. By meeting these standards, Stelco demonstrates its ability to consistently provide product that meets customer requirements, and enhance customer satisfaction through continual improvement of processes, products and services.

The Stelco Hamilton sinter plant and the Stelco Lake Erie #1 coke battery set production records in 2005. The Stelco Hamilton sinter plant will significantly reduce its dioxin emissions by mid-year 2006. In the fourth quarter, 2005, using new trial technology, dioxin emissions were reduced in tests done to 177 picograms per cubic metre of air. This is well under the 2005 - 2010 limit of 500 and below the limit of 200 that applies after 2010. Permanent equipment is now being installed to implement this technology.

The Stelco Hamilton cold mill set a new annual prime yield record in 2005 with a 2% improvement when compared to 2004.

The compliance audits of Stelco Hamilton and Stelco Lake Erie's ISO 14001 systems were satisfactorily completed.

Labour Matters

The Lake Erie labour contract with Local 8782 of the United Steelworkers ("USW") expired on July 31, 2004. The bargaining unit employees continued to work after the labour contract expired. A new labour contract was ratified on January 18, 2006 and will continue in effect until July 31, 2009. The Stelco Hamilton labour contract with USW Local 1005 will expire on July 31, 2006.

Selected Annual Information

(in millions except as indicated *) (Under Creditor Protection as of January 29, 2004 – see Note 1 to the Consolidated Financial Statements)		2005	2004**	2003**
Net sales	$	2,553	2,558	2,081
Net Earnings (loss) from continuing operations	$	(9)	34	(517)
Net earnings (loss)	$	(73)	64	(575)
Earnings (loss) from continuing operations per common share+				
Basic	*$	(0.09)	0.33	(5.06)
Fully diluted	*$	(0.09)	0.33	(5.06)
Net earnings (loss) per common share+				
Basic	*$	(0.71)	0.63	(5.62)
Fully diluted	*$	(0.71)	0.57	(5.62)
Total assets	$	2,319	2,200	2,026
Net short-term debt (bank indebtedness net of cash, cash equivalents, and restricted cash)	$	149	153	187
Long-term debt and debt subject to compromise[(a)]	$	467	484	478
Net debt[(a)]	$	616	637	665

** Restated – see Notes 3 and 10 to the Consolidated Financial Statements. In addition, total asset and debt related information reflects only continuing operations.

+ Earnings (loss) per common share for the year is calculated using the weighted average number of common shares for the year (see Note 23 to the Consolidated Financial Statements).

(a) The $90 million convertible debenture is included in debt subject to compromise for 2004 as filing for CCAA protection was an event of default. A non-cash restructuring expense of $15 million was recorded in January 2004 to reflect these debentures at the anticipated claim amount of $90 million. These debentures were previously accreted up to face value over its term to maturity.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

In 2003, as compared with 2002, the market was subjected to rapid revenue per ton changes with prices deteriorating and then increasing late in the year. Factors negatively affecting average revenue per ton included:

- lower selling prices due to weak market demand;
- a lower value-added mix of sales due to increased slab and hot rolled sales; and
- the significant appreciation of the Canadian dollar relative to the U.S. currency.

Cost per ton increased in 2003 over 2002 primarily due to:

- higher input costs, particularly related to natural gas and scrap;
- reduced production levels at Stelco Hamilton in the first half of 2003 as a result of weak market demand and measures taken to reduce inventory levels;
- higher employment costs; and
- a power outage in August 2003.

The above cost increases were partially offset by:

- a lower value-added mix of sales due to increased slab and hot rolled sales;
- cost reduction initiatives that included productivity and yield improvements;
- a property tax settlement of $13 million at Stelco Hamilton in the third quarter of 2003; and
- the impact of the stronger Canadian dollar.

In addition, in the fourth quarter 2003, the Corporation recorded transactions that had significant negative non-cash effects on earnings: an $87 million pre-tax write-down of assets at the Stelco Hamilton plate mill and a $295 million valuation allowance against future income tax assets related to continuing operations.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

In 2004, as compared to 2003, the steel and steel product industries experienced a positive economic environment due to the increase in global demand, especially from China. As a result, Stelco benefited from historically high steel prices. Factors positively affecting average revenue per ton included:

- improved market demand, which had the effect of raising prices;
- selling price surcharges implemented to cover high raw material and energy costs; and
- higher value-added mix of sales due to increased coated and prepaint shipments and reduced slab, rod, and hot rolled sales.

Cost per ton increased by 13% from 2003 to 2004 primarily due to:

- unprecedented rise in raw material and energy costs, particularly scrap, coal, coke, natural gas, reagents, and fluxes;
- higher value-added mix of sales;
- higher employment costs;
- higher spending for repairs and maintenance and supplies;
- the third quarter 2003 included a property tax settlement of $13 million at Stelco Hamilton;
- the work stoppage at the Wabush iron ore mine and recognition of certain pension liabilities associated with the closed Chisholm mine; and
- the Lake Erie blast furnace outage in June 2004.

The above cost increases were partially offset by:

- $10 million partial recovery from an insurance claim related to the June 2004 Lake Erie blast furnace outage;
- increased production and yield improvements primarily at Stelco Hamilton; and
- a strengthening Canadian dollar.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

See Annual analysis of 2005 compared to 2004 on pages 16 and 17.

Summary of Quarterly Results

The following table shows the Corporation's quarterly financial performance over the last eight quarters. The Corporation does not typically experience significant seasonal fluctuations in revenues.

Stelco Inc.

(in millions except as indicated *)

(Under Creditor Protection as of January 29, 2004 – see Note 1 to the Consolidated Financial Statements)

		2005	2005**	2005**	2005**	2004**	2004**	2004**	2004**
		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	$	608	559	658	728	678	691	626	563
Operating earnings (loss)***	$	(58)	(36)	78	108	53	78	34	(7)
Earnings (loss) before income tax from continuing operations	$	(103)	(62)	53	73	23	54	11	(47)
Net Earnings (loss) from continuing operations	$	(67)	(18)	35	41	21	42	14	(43)
Net earnings (loss)	$	(120)	(42)	40	49	1	58	42	(37)
Earnings (loss) from continuing operations per common share+									
Basic	*$	(0.66)	(0.18)	0.34	0.40	0.21	0.41	0.14	(0.42)
Fully diluted	*$	(0.66)	(0.18)	0.30	0.35	0.18	0.36	0.13	(0.42)
Net earnings (loss) per common share+									
Basic	*$	(1.17)	(0.41)	0.39	0.48	0.01	0.57	0.41	(0.36)
Fully diluted	*$	(1.17)	(0.41)	0.34	0.41	0.01	0.49	0.36	(0.36)
Average revenue per ton	*$	685	690	783	803	770	789	680	588
Cost per ton	*$	720	700	680	654	681	667	613	567
Semi finished steel production (thousands of net tons)		982	875	1,054	1,020	1,115	1,141	1,085	1,133
Shipments (thousands of net tons)		888	810	840	907	881	876	921	957

** Restated – see Notes 3 and 10 to the Consolidated Financial Statements.

*** Operating earnings (loss) is a non-GAAP financial measure. See Financial and Operational Summary on page 14 for a GAAP reconciliation.

+ Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter.

Net Sales and Costs

QUARTER 4, 2005 COMPARED TO QUARTER 3, 2005

Net sales for the fourth quarter of 2005 were 9% higher than third quarter 2005. Steel shipments were 10% higher than third quarter 2005, while revenue per ton was down by 1%. The fourth quarter decrease in average revenue per ton was primarily due to a lower value-added mix of sales due to increased slab shipments as a result of the Phase 2 upgrade of the Lake Erie hot strip mill, partially offset by an overall increase in revenue per ton on most products.

Cost per ton in fourth quarter 2005 was up 3% compared with third quarter 2005 primarily due to:

- increased repairs and maintenance and supplies spending during planned shutdowns at a number of facilities;
- the fourth quarter shutdown for the Phase 2 upgrade of the Lake Erie hot strip mill;
- higher natural gas, iron ore and scrap costs;
- higher fuel costs related to the mix of fuels used.

The above cost increases were partially offset by:

- a lower value-added mix of sales;
- lower electricity and purchased coke costs.

Historic Trends

Revenue per ton increased significantly in 2004, peaking in the third quarter. Increased import activity throughout the fourth quarter and higher customer inventories resulted in a softening of selling prices. The steel and steel product industries experienced a positive economic environment due to the increase in global demand, especially from China. As a result, Stelco benefited from historically high steel prices.

Factors positively affecting average revenue per ton included:

- improved market demand, which had the effect of raising prices;
- selling price surcharges implemented to cover high raw material and energy costs; and
- higher value-added mix of sales due to increased coated and prepaint shipments and reduced slab, rod and hot rolled sales.

Cost per ton continued to increase in the first half of 2004 mainly due to:

- unprecedented rise in raw material costs, particularly scrap, coke, reagents, and fluxes;
- higher value-added mix of sales;
- higher employment costs; and
- the Lake Erie blast furnace outage in June 2004.

In the second half of 2004, cost per ton increased due to:

- continuing high raw material and energy costs;
- higher employment costs;
- higher spending for repairs and maintenance and supplies; and
- the work stoppage at the Wabush iron ore mine and recognition of certain pension liabilities associated with the closed Chisholm mine.

The foregoing cost increases were partially offset by:

- $10 million partial recovery from an insurance claim related to the June 2004 Lake Erie blast furnace outage; and
- a strengthening Canadian dollar.

Revenue per ton increased in the first quarter of 2005 primarily due to an increase in revenue per ton on contract business, partially offset by a decrease in spot market revenue per ton. The second and third quarter 2005 decrease in average revenue per ton was primarily due to softening market demand, which was partly caused by excess customer inventories and the continued negative impact of the higher Canadian dollar.

In the first three quarters of 2005, cost per ton increased due to:

- a rise in raw material and energy costs, particularly coal, iron ore, natural gas and electricity;
- higher spending for repairs and maintenance and supplies;
- the fixed cost per ton impact of reduced output at the primary operations and finishing mills required to balance steel inventory levels with market demand.

The cost increases were partially offset by:

- $14 million for the balance of the insurance claim recovery related to the June 2004 blast furnace outage;
- lower scrap and purchased coke costs; and
- reduced labour costs at Stelco Hamilton.

Risk Factors

Plan Implementation

There are no assurances that the CCAA Plan or the CBCA Plan will be implemented. The failure to achieve implementation of either Plan could materially negatively affect the Corporation.

Pricing

Factors affecting volatility of selling prices include:

- the strength of the economy in the United States;

Spot Price
Hot Rolled Sheet
(midwest market average in US$ per net ton)


800
700
600
500
400
300
200
100
US$ per net ton
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Primary source: American Metal Market

- the impact China may have globally as its economy grows and the relationship of its consumption of steel relative to its growth in steelmaking capacity;
- the impact of imports and threat of imports from Europe and Asia on North American selling prices;
- the U.S./Canadian dollar exchange rate;
- the cyclical nature of the steel industry;
- material substitution when steel prices are relatively high.

Stelco and the steel industry experienced unprecedented price increases through 2004. Inventories peaked as 2004 ended and spot prices declined significantly throughout the first three quarters of 2005 before recovering somewhat and stabilizing in the fourth quarter. Due to price volatility, the Corporation cannot rely on high selling prices being sustainable in the longer term and believes it cannot compete effectively in the longer term unless it takes steps to lower its overall costs.

Costs

Stelco must continue with its efforts to lower costs in order to ensure its long-term viability. Stelco has identified specific cost reduction initiatives including managed attrition and improvement in maintenance planning which will reduce repairs and maintenance costs, increase throughput as well as reduce electrical and mechanical delays. These cost reduction initiatives, along with strategic capital spending, are essential to achieving long-term viability. There can be no assurance that cost reduction initiatives will be sufficient to sustain long-term viability.

Labour Matters

The Corporation's workforce is predominantly unionized and is covered by various labour agreements. The Stelco Hamilton labour contract with USW Local 1005 will expire on July 31, 2006. There can be no assurance that labour difficulties at any of Stelco's business units will not result in a significant loss of production and revenue and have a material adverse effect on the business, financial condition, and results of operations of Stelco.

Pension Plans

Provincial pension standards legislation requires that the funded status of registered pension plans be determined periodically on both a going concern basis (i.e., assuming indefinite plan continuation) and a solvency basis (i.e., essentially assuming immediate plan termination).

Where an actuarial valuation reveals a solvency deficiency, current regulations in Ontario generally require it to be funded by equal monthly cash payments over a maximum period of five years from the date of valuation.

The solvency liability is influenced primarily by long-term interest rates on which annuity purchase rates are based. The interest rate used to calculate the benefit obligations for solvency purposes is a prescribed rate derived from the interest rates on long-term Government of Canada bonds. In the current low interest rate environment, the calculation results in a higher present value of the pension obligations, leading to larger solvency liabilities.

The aggregate solvency deficiency under Stelco's four main pension plans as at December 31, 2005 was $1.5 billion (December 31, 2004 – $1.1. billion).

Solvency deficiency payments are not required where the employer has taken the Section 5.1 Election under the Pension Benefits Act (Ontario). Stelco has been operating under the Section 5.1 Election for its four main pension plans, but pursuant to arrangements with the Province, to take effect upon the implementation of the CCAA Plan, Stelco will cease to operate under the Section 5.1 Election and will enter into a funding agreement aimed at eliminating over a ten-year period the existing solvency deficiencies in the four main pension plans.

Absent the Section 5.1 Election, annual pension funding would increase significantly beyond the level annual payments required under the Pension Plan Funding Arrangements described in the overview of the CCAA Plan. For example, had the Section 5.1 Election not been in effect in 2005 with no other arrangement in place, Stelco's 2005 contributions to its four main pension plans would have increased more than $348 million over the current level of funding. This level of payment is not sustainable by Stelco.

Despite the level of contributions under the Province Agreement, the solvency deficiency could grow as a result of actuarial losses.

Environmental Compliance

The Corporation is subject to substantial and evolving environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water or land, noise control, and the generation, handling, storage, transportation, and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial, or municipal jurisdictions.

In meeting its overall environmental goals and government-imposed standards in 2005, the Corporation incurred operating costs of $71 million ($70 million in 2004) and spent $3 million on capital improvements ($1 million in 2004). Stelco Hamilton has a benzene emissions reduction program underway, with spending of approximately $4 million in 2005 and estimated additional costs of $5 million over the next two years.

Stelco regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's health and safety and environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance can be dealt with in a manner such that they will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as in the laws of enforcement policies of relevant government bodies, or the discovery of changed conditions on the Corporation's real property or its operations could result in an increase in the costs of environmental compliance that could result in a material adverse effect on the Corporation's financial position.

Unplanned Repairs or Equipment Outages

Stelco is heavily dependent upon the continuous operation of its plants and equipment. There can be no assurance that unplanned downtime at any of Stelco's facilities will not have a material adverse effect on Stelco. Stelco maintains first party property and boiler and machinery breakdown insurance, both of which include business interruption coverage, to address some of these exposures to the extent of the limits of coverage and the terms of the individual insurance contracts.

Technology

The Corporation is subject to competition from new technological developments used by other steel producers. Limited liquidity and cash conservation measures over the last several years have caused the Corporation to reduce spending to capital and nonessential maintenance. However, over the last five years the Corporation has made capital expenditures on several projects to maintain and enhance its technological ability including the following:

- Stelco Lake Erie hot strip mill, blast furnace, and caster upgrades;
- Stelco Hamilton coke oven refurbishment, "E" blast furnace improvements, 4-stand upgrade, roll shop grinder refurbishment, batch anneal control system, Z-Line surface inspection system; and
- ERP systems implementation for Stelco's maintenance, procurement, human resources, and finance functions.

Expenditures for Capital Assets
($ in millions)


32
44
154
03
04
05

Expenditures in 2006 are expected to include the installation of the Lake Erie hot strip finishing mill quick roll change system, sixth finishing stand and other strategic capital initiatives.

Stelco's current strategic plan requires continual improvement in both its product and process technologies in order to maintain its competitive position in the high value-added automotive market. In particular, failure to meet the automotive industry's ever-more demanding requirements for product quality and service, and failure to provide the new grades of advanced high-strength steels will seriously jeopardize Stelco's long-term participation in this market. Similarly, for Stelco to attain a competitive cost structure will require the ongoing selective implementation of new process technologies throughout its integrated steelmaking processes. There is no assurance that Stelco will be able to improve its product and process technologies in accordance with its strategic plan or that the improvements, once implemented, will meet the automotive market's quality and service requirements. Please refer to "Forward Looking Statements" on page 4.

Steel Consolidation

Stelco could face risks related to cost competitiveness and access to large customers if it does not participate in consolidation.

Supply and Pricing of Raw Material and Energy

The Corporation's operations require substantial amounts of raw materials and energy including coal, iron ore, coke, scrap, natural gas, electricity, and other inputs. The price and availability of such raw materials and inputs are subject to market forces where the Corporation does not have ownership interests and, in some cases, to government regulations and, accordingly, are subject to change. Increases in the price of natural gas, coal, scrap and coke can have a significant negative impact on the Corporation's costs.

The Corporation produces approximately 85% of its annual coke requirements through its own coke ovens. However, it purchases 100% of its metallurgical coal requirements (raw material for the coke ovens) at market prices. Stelco has secured 100% of its 2006 metallurgical coal requirements under purchase contracts.

Through its ownership interests in iron ore mining properties and related supply agreements Stelco has secured approximately 90% of its 2006 requirements at its cost of production.

The Corporation's financial performance is exposed to price volatility associated with the electricity commodity market. The Government of Ontario introduced competition to the electricity market on May 1, 2002, giving rise to uncertainty of prices since commodity prices are now determined based on hourly supply and demand requirements. Large industrial end-users such as Stelco have been provided with some relief through a rebate program called the "Rebate on OPG Non-Prescribed Assets". On February 9, 2006, the provincial government announced that they have extended the rebate program to April 30, 2009. Stelco's strategic plan includes co-generation facilities that will minimize Stelco's short- and long-term exposure to energy price fluctuations.

Trade Regulations

A number of foreign steel producers have in the past exported large quantities of steel to North America, impairing the Applicants' ability to sell their products and, accordingly, their profitability. This steel has often been sold at levels that are below cost or below home market price, a practice known as "dumping". Existing trade laws and regulations in Canada may be inadequate to prevent such trade practices. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity. Moreover, trade regulation in other countries, particularly in the United States, could materially adversely affect the Applicants through the imposition of dumping duties which would reduce or effectively eliminate their access to certain steel markets.

Imports Share of Apparent Canadian Consumption
(% of total)



40
46
51
03
04
05

Employees

Approximately 27% of Stelco's salaried workforce and 45% of the hourly workforce at Stelco Hamilton are eligible to retire under the current provisions of the defined pension benefit plans. A further 34% and 46% respectively of these groups could retire in the next five years under current eligibility provisions. Stelco is currently recruiting individuals to satisfy necessary manpower requirements consistent with its succession plans and attrition rates.

Retention of the skills and knowledge of Stelco's employees, and the ability to attract and retain new employees where replacement is considered necessary, is essential to Stelco's continued operations.

Enterprise Resource Planning Systems

Implementation of the first phase of the order flow ERP system, which will reduce Stelco's dependence on aging legacy systems, is now planned for the second quarter of 2006. Although the application has been delivered and tested in modules, there is a risk that the integrated testing may reveal additional development requirements, which could further delay the implementation. In the meantime, the legacy systems remain available for these applications.

Related Party Transactions

The Corporation is a vertically integrated producer of steel products. As such, several transactions occur between entities that are related, for example, between Stelco, the parent company, and its wholly owned subsidiaries and joint ventures.

In 2005, the Integrated Steel business acquired approximately 3,500,000 gross tons of iron ore valued at $297 million from companies in which the Corporation has an ownership interest (3,600,000 gross tons in 2004 valued at $190 million). In addition, businesses in the Integrated Steel segment sold approximately $118 million ($226 million in 2004) of steel to businesses in the Manufactured Products segment during 2005. All of the Manufacturing Products segment businesses have now been sold.

Average U.S. Exchange Rate ($)


0.7135
0.7683
0.8254
03
04
05

Currency Fluctuations

Stelco is a net purchaser of U.S. dollars. Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco's domestic sales revenue due to the following reasons. Firstly, many of Stelco's domestic customers export their products into the U.S. Thus, a stronger Canadian dollar can cause those customers to be less competitive in the U.S. and the customers may resist price increases or request steel price reductions from Stelco. Secondly, U.S. exports of steel into Canada have historically forced domestic steel prices in Canadian dollars downward. Finally, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars. A strong Canadian dollar results in lower benchmark prices in Canadian dollars for 2006.

Liquidity and Capital Resources

The liquidity and capital resources of the Corporation will be determined by the outcome of the restructuring process and a number of other factors, including without limitation, market and economic conditions and the impact of these conditions on the price of steel products, raw material costs, the ability to fund critical capital projects, pension issues, and labour negotiations or disputes.

The Corporation's liquidity and capital resources position is summarized as follows:

			2005	2004
At December 31 ($ in millions)	Consolidated	Held for sale[c]	Continuing Operations	Consolidated
Cash, cash equivalents and restricted cash	51	9	42	43
Available lines of credit[a]	469[b]	66	403[b]	460[b]
Lines of Credit drawn down	208	17	191	216
Net liquidity	312	58	254	287

(a) After letters of credit usage.

(b) Includes $75 million DIP Credit Agreement.

(c) Held for sale represents the liquidity information pertaining to AltaSteel, Norambar, Stelwire, and Stelfil that will no longer be available to the Corporation due to the sale of these businesses in the first quarter of 2006.

The following graph reflects the quarterly net cash deficiency (cash, cash equivalents and restricted cash less lines of credit drawn down) of the continuing operations. As a result of the CCAA proceedings, no payments are being made on the Applicants' unsecured debt and other liabilities as disclosed in Note 7 to the Consolidated Financial Statements. To date, the Corporation is servicing all charges under its credit facilities.

Net Cash Deficiency (Continuing Operations)
($ in millions)



(206)
(209)
(201)
(153)
(93)
(35)
(143)
(149)
March 31, 2004
June 30, 2004
Sept. 30, 2004
Dec. 31, 2004
March 31, 2005
June 30, 2005
Sept. 30, 2005
Dec. 31, 2005

Financing Arrangements

Stelco Inc.

The accommodation agreement (the "Accommodation Agreement"), which provides for the continued access to the $350 Million Credit Facility, and the DIP Credit Facility were amended on December 1, 2005, resulting in the extension of these credit facilities to the earlier of March 31, 2006, the effective date of a Plan, termination of the DIP Credit Facility, and the date at which the Operating Lenders terminate the forbearance under the terms of the Accommodation Agreement due to a further event of default. The DIP Credit Facility was subsequently amended on December 31, 2005, modifying certain covenants associated with this credit facility.

Net Cash Flow

	Three months ended December 31			Year ended December 31		
(in millions)	2005	2004**	Favourable (Unfavourable)	2005**	2004**	Favourable (Unfavourable)
Cash provided by (used for)						
Net earnings from continuing operations adjusted for items not affecting cash	$ (70)	$ 73	$ (143)	$ 124	$ 289	$ (165)
Changes in operating elements of working capital	108	(3)	111	(10)	(158)	148
Directors and Officers in trust	–	–	–	–	(10)	10
Proceeds from the sale of assets (Note 5)	4	4	–	9	4	5
Proceeds from sale of Camrose Pipe (Note 5)	–	–	–	23	–	23
Expenditure for capital assets	(50)	(15)	(35)	(154)	(44)	(110)
Reduction of long-term debt (Note 17)	(3)	–	(3)	(17)	(11)	(6)
Other – net	1	–	1	2	(1)	3
Change in net cash positions	$ (10)	$ 59	$ (69)	$ (23)	$ 69	$ (92)

** Restated – see Note 10 to the Consolidated Financial Statements.

Overview

For the three months ended December 31, 2005, net cash of $10 million was required largely due to weak operating results ($70 million) and capital expenditures ($50 million), which were partly offset by cash provided by working capital ($108 million). Comparatively, $59 million of net cash was generated during the three months ended December 31, 2004. Relatively strong operating results ($73 million) were partially offset by cash required for capital expenditures ($15 million). Overall, $69 million more cash was required during the fourth quarter of 2005 as compared to fourth quarter 2004 mainly attributable to a $143 million deterioration in operating results and $35 million for capital spending, partially offset by $111 million of additional cash provided by working capital.

For the year 2005, $23 million of net cash was required. Strong earnings from continuing operations in the first half were partially offset by a substantially weaker fourth quarter resulting in $124 million for the year. In addition, gross proceeds from the sale of Camrose Pipe ($23 million) added to the positive net cash position. Largely offsetting these positive cash flows was $154 million of capital spending and $17 million for repayment of non-Applicant long-term debt. In comparison, $69 million of cash was generated during 2004 driven by very strong earnings from continuing operations ($289 million) partially offset by working capital requirements ($158 million), and capital spending ($44 million). Overall, $92 million less cash was generated in 2005 than was in 2004 attributable to weaker operating results in the second half of 2005 as compared to a very strong second half of 2004 netting $165 million and additional capital spending of $110 million partially offset by cash provided by working capital ($148 million), and gross proceeds from the sale of Camrose Pipe ($23 million).

Working Capital

QUARTER ENDED DECEMBER 31, 2005

Working capital represented a significant component of operating cash flow for continuing operations during 2005. While as a whole it was not of such significance in 2004, a number of components of working capital fluctuated substantially.

Three months ended December 31 (in millions)	2005	2004	Favourable (Unfavourable)
Cash provided by (used for)			
Accounts receivable	$ 83	$ 34	$ 49
Inventory	(35)	(84)	49
Accounts payable	53	35	18
Other	7	$ 12	$ (5)
Total	$ 108	$ (3)	$ 111

Accounts Receivable

During the fourth quarter of 2005, $83 million was provided by a decrease in accounts receivable. Lower shipments (primarily in December) at slightly lower selling prices resulted in more cash being collected from the previous quarter sales than was billed to customers during the current quarter.

In comparison, accounts receivable provided $34 million during the fourth quarter of 2004 resulting from a decrease in selling prices from those experienced in third quarter 2004 coupled with a decline in shipments in the latter half of the quarter.

Inventories

$35 million was required for an increase in inventories during the fourth quarter of 2005. Higher costs associated with steel inventories, largely due to high raw material input costs along with a larger quantity of iron ore pellets (associated with the winter build program) drove inventory higher during the quarter. Partially offsetting this increase was lower volumes and costs for coal, coke and coke related products.

During the fourth quarter of 2004, $84 million was required to finance an increase in inventories primarily related to higher costs and volumes of steel products and higher volumes of coal and iron ore. Partially offsetting these increases were lower scrap and coke quantities and cost.

Accounts Payable and Accrued

During the fourth quarter of 2005, $53 million of cash was provided due to increased accounts payable and accrued items that largely pertained to increased procurement activity in the quarter (including raw material purchases) and an increase in post-filing interest, which continues to be accrued. In addition, the Corporation has reduced the number of suppliers on prepayment terms and is beginning to re-establish trade terms with a number of other vendors.

In comparison, $35 million was sourced predominantly from an increase in accrued payables for coal and iron ore purchases and interest on stayed debt.

Other

$7 million of cash was provided during the fourth quarter of 2005. Much of the improvement resulted from a reduction in prepaid items, a large portion of which pertained to improved payment terms from vendors previously receiving cash before delivery.

Comparatively, $12 million was provided in the fourth quarter of 2004 largely due to a reduction in prepayments to suppliers.

YEAR ENDED DECEMBER 31, 2005

Working capital as a whole did not have a significant impact on operating cash flow during 2005, although a number of components changed substantially. During 2004, working capital was a significant requirement of operating cash flow.

Year ended December 31 (in millions)	2005	2004	(Unfavourable)
Cash provided by (used for)			
Accounts receivable	$ 78	$ (65)	$ 143
Inventory	(134)	(172)	38
Accounts payable	41	98	(57)
Other	5	$ (19)	24
Total	$ (10)	$ (158)	$ 148

Accounts Receivable

$78 million was provided by accounts receivable during 2005 resulting from a significant drop in selling prices from 2004 and lower overall shipments resulting in fewer sales being billed during the fourth quarter of 2005 compared to the fourth quarter of 2004.

For 2004, $65 million was required to finance an increase in receivables resulting largely from a steel-pricing environment near historic highs, partially offset by weaker shipments in the fourth quarter of 2005.

Inventories

For 2005, $134 million was required for an increase in inventories driven by higher costs and volumes of iron ore and coal. Steel inventory quantities were also higher and were produced at a higher cost due to increased prices for raw materials and energy costs. Partially offsetting these increases were lower costs associated with coke inventories.

Cash required to finance inventories during 2004 was $172 million. In spite of a Canadian dollar that continued to appreciate, historically high material input costs was the main driver behind the increase in the value of steel inventories. Steel quantities also increased significantly in an effort to replenish levels required to provide for efficient operation and customer supply. Coke inventories also grew as sufficient quantities were stockpiled at historically high prices to ensure availability in a period of scarcity in the industry.

Accounts Payable and Accrued

$41 million of cash was provided during 2005 primarily from the accrual of post-filing interest on the Applicants' long-term debt subject to compromise.

During 2004, $98 million of cash was provided from accounts payable and accrued. The Initial Order under the CCAA provided the Applicants with relief by way of staying trade payables and post-filing interest on stayed debt. Partially offsetting this increase was the erosion of credit terms following the filing when the majority of suppliers switched the Applicants to either a cash or prepayment basis.

Other

For 2005, $5 million of cash was provided resulting primarily from a decrease in prepaid items as the number of vendors on prepayment trade terms was reduced.

Cash required during 2004 to finance an increase of $19 million related primarily to an increase in prepaid items as many suppliers reacted to the Corporation's CCAA filing by switching trade terms to cash before delivery.

Investing Activities

Investment activities required $46 million during fourth quarter 2005 primarily due to capital expenditures of $50 million directed mainly towards the Stelco Lake Erie hot strip mill upgrade. For more information on the status of this project see "Operational Information – Equipment Upgrades".

For the fourth quarter of 2004, $11 million of investments were made which largely related to capital expenditures of $15 million. These expenditures related primarily to the Stelco Lake Erie hot strip mill upgrade and various projects at both Stelco Hamilton and the Corporation's various mining interests.

For the year 2005, $122 million was required for the investing activities of the Corporation. Spending on capital projects of $154 million included the Stelco Lake Erie hot strip mill upgrade, various projects at the Corporation's mining interests, and the Corporation's ERP system. Partially offsetting capital expenditures were $32 million of gross proceeds on the sale of Camrose Pipe, and other asset sales.

$50 million was invested during 2004 of which $44 million related to spending on capital projects including various projects at the Corporation's mining interests, the Corporation's ERP systems, the Stelco Lake Erie hot strip mill upgrade, and a new processing line at Baycoat. In addition, $10 million was deposited in a trust account in January 2004 to indemnify the directors and officers of the Stelco group of companies against claims and liabilities that may arise as a result of their association with the Stelco group of companies.

Financing Activities

During the fourth quarter of 2005, $3 million was used to make a repayment against the debt associated with the Stelco Hamilton plate mill. Additional information on this obligation can be found in Notes 5, 7, and 17 to the Consolidated Financial Statements.

During 2005, $17 million was required to repay long-term debt reflecting repayments of non-Applicant subsidiaries

Comparatively, $11 million was required for repayments of long-term debt associated with a non-Applicant.

Net Debt*
($ in millions)


665
637
616
03
04
05

Long-term debt and debt subject to compromise plus net short-term debt (bank indebtedness net of cash, cash equivalents, and restricted cash)

Contractual Obligations

The following is a summary of the principal obligations of the Corporation's continuing operations at December 31, 2005:

(in millions)	Total	2006	2007–2008	2009–2010	>2010
Long-term debt and debt subject to compromise[1]	$ 467	$ 447	$ 20	$ –	$ –
Capital leases	7	4	2	1	–
Operating leases	23	10	9	3	1
Purchase obligations and other commitments	577	252	156	110	59
Total	$ 1,074	$ 713	$ 187	$ 114	$ 60

(1) Includes the $90 million convertible debenture (see Note 17 to the Consolidated Financial Statements).

Details of long-term debt provisions are contained in Note 17 to the Consolidated Financial Statements. Repayment in 2006 includes long-term debt subject to compromise as these obligations are assumed to be settled upon Plan implementation (see CCAA Plan – Overview of the CCAA Plan). The debt associated with the Hamilton plate mill is also in default and due immediately. (See Note 17 to the Consolidated Financial Statements).

Purchase obligations and other commitments are for coal, electricity, natural gas, oxygen, certain operating services and equipment, and information systems support services.

Off-Balance Sheet Arrangements

Other than the operating lease obligations included in the Contractual Obligations table above, the Corporation had no off-balance sheet arrangements at either December 31, 2005 or 2004.

Financial Instruments

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in 2005, and accordingly no such financial instruments were outstanding at December 31, 2005.

Outstanding Share Data

Under the CBCA, the Corporation is authorized to issue, in series, unlimited numbers of Preferred Shares and Common Shares without nominal or par value. The Corporation has the following shares outstanding:

Convertible Common shares outstanding	February 28, 2006	December 31, 2005	December 31, 2004
Series A	100,342,827	100,735,965	101,783,542
Series B	1,906,371	1,513,233	465,658
Total number of shares	102,249,198	102,249,198	102,249,200
Total (in millions)	$ 781	$ 781	$ 781

Stelco is authorized to issue an unlimited number of Series A Convertible Common Shares and an unlimited number of Series B Convertible Common Shares (collectively, the "Common Shares"). As of December 31, 2005, there were outstanding 100,735,965 Series A Convertible Common Shares and 1,513,233 Series B Convertible Common Shares. The Common Shares were delisted from the Toronto Stock Exchange at the close of business on March 10, 2006.

Under the articles of reorganization being filed in connection with the CCAA Plan, Stelco's authorized capital shall consist of an unlimited number of New Common Shares, an unlimited number of preferred shares and an unlimited number of redeemable shares. At the effective time of the CCAA Plan, each Series A Convertible Common Share and each issued Series B Convertible Common Share will be changed into 0.000001 of a Redeemable Share. Immediately thereafter, the Corporation will redeem the Redeemable Shares. In addition, the existing employee stock option program will be terminated on the Plan Implementation Date and no stock options will remain outstanding.

Upon emergence from CCAA, the Corporation will issue New Common Shares (see Overview of CCAA Plan – Treatment of Affected Claims).

Disclosure Controls and Procedures over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is collected and reported to senior management, including the Chief Executive Officer ("CEO") and the Senior Vice President, Finance and Chief Financial Officer ("CFO"), to allow timely decisions regarding required disclosure. At December 31, 2005, as required by the Canadian Security Administrators Multilateral Instrument 52-109, the CEO and CFO have evaluated the effectiveness of the Corporation's disclosure controls and procedures and have concluded that the disclosure controls and procedures are effective.

Changes in Accounting Policy

Accounting changes effective in 2006

Comprehensive Revaluation of Assets and Liabilities

Upon CCAA Plan implementation, there will be a substantial realignment of the equity and non-equity interests in the Corporation upon emergence from CCAA and the Corporation will be required, under Canadian GAAP, to adopt "fresh start" reporting in accordance with CICA Handbook section 1625 – Comprehensive Revaluation of Assets and Liabilities. Under fresh start reporting, the Corporation will undertake a comprehensive revaluation, based on the reorganization value as established and confirmed in the CCAA Plan, of its assets and liabilities by assigning a new fair value cost to all of the Corporation's assets and liabilities. Once the Corporation has completed this revaluation, the Statement of Financial Position will not be comparable to those previously reported.

Critical Accounting Assumptions and Estimates

The Corporation's Consolidated Financial Statements are prepared in accordance with GAAP as disclosed in Note 2 thereto.

In preparing Consolidated Financial Statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of the Consolidated Financial Statements. The Audit Committee of the Board of Directors reviews the significant assumptions and estimates throughout the year.

Management considers assumptions and estimates relating to the following matters to be the most critical:

- Going concern
- Carrying value of long-lived assets (property, plant and equipment)
- Employee future benefits
- Income taxes
- Inventory valuation

As a result of the financial condition of the Corporation and the uncertainty associated with the CCAA filing on January 29, 2004, no sensitivity analyses have been presented in the following discussion.

Unless indicated otherwise, all adjustments related to the items below are reflected in Costs in the Consolidated Statement of Earnings (Loss).

Going Concern

The Consolidated Financial Statements have been prepared using the same GAAP as applied by the Corporation prior to the filing for CCAA. While the Corporation and certain of its subsidiaries have filed for and been granted creditor protection, these consolidated financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. A CCAA Plan has been sanctioned by the Court (see CCAA Plan above). Management believes that these actions make the going concern basis appropriate. However, the CCAA Plan implementation is subject to a number of conditions (see Conditions to CCAA Plan Implementation above) and it is not possible to predict the outcome of the CCAA proceedings and accordingly doubt exists as to whether the Corporation will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these Consolidated Financial Statements. The Consolidated Financial Statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to December 31, 2005.

Carrying Value of Long-Lived Assets

In accordance with GAAP appropriate for a going concern, property, plant, and equipment is carried at cost less accumulated amortization. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant, and equipment exceeds the carrying amount. The Corporation's CCAA protection triggers an impairment review. In estimating future cash flows from operations of the Corporation's property, plant, and equipment, the Corporation made certain assumptions about the reductions in operating costs that could be achieved in the restructuring of its operations. In addition, future cash flows are dependent upon the assumptions used for revenues and costs to produce product. The Corporation believes that these assumptions are consistent with use of the going concern assumption in the preparation of the Consolidated Financial Statements. In connection with the CCAA proceedings, any compromise of liabilities required the approval of affected creditors. There can be no assurance that future cash flows will be sufficient to recover the carrying amount of property, plant, and equipment.

Employee Future Benefits

The Corporation's continuing operations participate in a number of employee future benefit arrangements (principally providing pension and health care benefits) in Canada and the United States. These benefits represent a substantial cost to the Corporation. In 2005, a total of $250 million was charged to Costs ($236 million in 2004) in the Consolidated Statement of Earnings (Loss), representing approximately $73 per ton shipped in 2005 versus $65 per ton shipped in 2004. As indicated in Note 2 to the Consolidated Financial Statements, these plans are primarily of a defined benefits nature. As a result, complex actuarial and accounting rules are used to determine the expense to be recorded for the year and the accrued benefit obligation as at each measurement date, which corresponds to the year-end date, for the Corporation's principal defined benefit plans.

To arrive at the cost of employee future benefits to be recognized in the Consolidated Financial Statements, management is required to review and update various actuarial assumptions each year, based on a going concern concept. These assumptions include investment yields, discount rates, salary escalation, health care cost trends, retirement age, mortality rates, and other factors. The trend over the last few years has been towards lower investment yields, discount rates, mortality rates, and retirement ages. Coupled with benefit increases in labour contract settlements and escalating health care costs, these trends have generally resulted in significantly increased liabilities and corresponding increases in expense. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable and comparable to other large organizations. The assumptions used to calculate the 2005 year-end obligation do not impact the 2005 expense but will impact 2006 expense as described later in this section.

The obligations and costs incurred, based on these assumptions, are displayed in the tables and narrative contained in Note 22 to the Consolidated Financial Statements. As further outlined in Note 22, several adjustments are made to the costs incurred to arrive at the costs recognized in accordance with GAAP. These adjustments are intended to recognize the long-term nature of employee future benefits and reduce short-term volatility in the costs recognized.

The following comments highlight the significant 2005 changes and 2006 trends within the Corporation's principal pension and other benefit plans pertaining to continuing operations.

Pension Benefits

Pension benefit obligations are calculated using actuarial models. Accounting rules determine the related effects on pension expense. The assumptions affecting these include the discount rate, the expected return on plan assets, the average retirement age, and the mortality rate. In addition, benefit improvements have a material impact.

The discount rate enables the Corporation to calculate the present value of the benefit obligation as of the measurement date (December 31). There is little latitude in selecting this rate: it is the current yield on high-quality fixed income investments whose term and cash flow are similar to the liabilities under the plan. A lower discount rate increases the present value of the benefit obligation and therefore increases pension expense.

The expected long-term rate of return on plan assets is determined by assessing historical and anticipated investment returns on the various categories of plan assets. Similar to the discount rate, lower expected returns result in increased expense.

Establishment of the expected average retirement age is based on a review of the actual experience of the pension plans. Lower retirement ages result in increasing the benefit obligation as well as pension expense.

The mortality rate allows the Corporation to define the duration for which benefits are expected to be paid. Mortality rates are based on actuarial tables that are updated periodically to reflect expected mortality trends in the general population. A lower mortality rate (higher life expectancy) lengthens the benefit payment stream resulting in a higher benefit obligation and pension expense.

As at December 31, 2005, management made the following adjustments to these assumptions for continuing operations from December 31, 2004:

- Discount rate – reduced from 5.75% to 5.00%; and
- Expected long-term rate of return on plan assets – reduced from 7.50% to 7.00%

For continuing operations, the consolidated funded status deteriorated from a deficit of $816 million as at December 31, 2004, to a deficit of $953 million as at December 31, 2005, mainly as a result of the revised assumptions for the discount rate and long-term rate of return on plan assets, somewhat offset by better than expected return on plan assets. Under GAAP, the impact of changes to the above assumptions, benefit improvements, actual investment returns, and other changes are recognized over a number of years rather than in the year of occurrence. As a result, for accounting purposes, there is an accrued benefit asset of $112 million on the Consolidated Statement of Financial Position as at December 31, 2005 reflecting the deficit of $953 million reduced by $877 million of unamortized net actuarial losses, and $188 million of unamortized past service costs.

Other Benefits

The assumptions for other benefit plans are similar to pension plans, with the additional factor of health care cost trend rates. Changes in the health care cost trend rate have a significant effect on the accrued benefit obligation and recorded expense. (See Note 22 to the Consolidated Financial Statements for a sensitivity analysis.) As these plans are generally unfunded, changes to the assumptions do not materially impact cash outlays. Cash outlays are the actual amounts paid for other benefits.

As at December 31, 2005, management made the following adjustments to the Other benefit plan assumptions for continuing operations from December 31, 2004:

- Discount rate – reduced from 6.00% to 5.00%;
- Initial health care cost trend rate – increased from 7.9% to 8.1%; and
- Cost trend rate declining to 4.5% in 2014 (previous assumption was in 2013).

For continuing operations, the consolidated funded status deteriorated from a deficit of $1,201 million as at December 31, 2004, to a deficit of $1,364 million as at December 31, 2005, primarily due to these revised assumptions. Similar to the accounting rules for pension plans, the full impact of changes in assumptions is not recognized in the current year. Unamortized actuarial losses and past service costs of $470 million reduced the liability recorded on the Consolidated Statement of Financial Position to $894 million as at December 31, 2005, up from $855 million as at December 31, 2004.

The Corporation estimates that the above assumption changes will add an additional $14 million to Other benefit expense in 2006.

Further details on Pension and Other benefit plans are included in Note 22 to the Consolidated Financial Statements.

Income Taxes

Application of GAAP concerning future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realized. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognized in an accounting period. The realization of future income tax assets is dependent on the Corporation's ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings. (See Note 11 to the Consolidated Financial Statements.) Please refer to "Forward Looking Statements" on page 4.

Inventory Valuation

Valuation of inventories requires a number of estimates to be made, including inventory quality, condition, and obsolescence. These determinations require management to exercise judgment. Inventories are generally valued at cost, subject to adjustments required under certain circumstances to reflect replacement value or net realizable value. Management must exercise judgment in determining the appropriateness of values used to determine market value of finished product inventory. Cyclical changes in selling prices and/or input costs can result in material adjustments being made to the carrying value of finished product inventory.

Outlook

Stelco expects to exit from its Court-supervised restructuring process on March 31, 2006. As a condition of Tricap providing funding under the New Secured Revolving Term Loan, upon emergence, the Corporation's business structure will be reorganized into nine distinct limited partnerships with transactions between entities conducted on an arms-length basis. In addition, "fresh start accounting" will be adopted which will require a comprehensive revaluation of its assets and liabilities, the impact of which has not been determined at this time.

Entering 2006, steel service centre inventory levels have remained constant, resulting in order demand and pricing that has stabilized through the first quarter. However, selling prices beyond the first quarter remain subject to potential variability due to a stronger Canadian dollar and import levels.

As previously advised, the installation and commissioning delays associated with the Phase 2 upgrade of the Lake Erie hot strip mill will have a negative impact on financial results in the first quarter of 2006. The next outage to continue the implementation of the Phase 2 upgrade is currently scheduled in 2006. The Corporation's other strategic capital initiatives are expected to commence as soon as practicable after exit from CCAA.

Please refer to "Forward Looking Statements" on page 4.

Additional Financial Information

Additional information concerning Stelco, including the Corporation's 2005 Annual Information Form, may be viewed on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and at Stelco's Web site www.stelco.ca.

Courtney Pratt
President and
Chief Executive Officer

William E. Vaughan
Senior Vice President – Finance and
Chief Financial Officer

HAMILTON, ONTARIO
March 24, 2006

Management's Statement of Responsibility

Management of Stelco is responsible for the preparation of the accompanying consolidated financial statements and related information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen methods which management believes to be appropriate in the circumstances. Where estimates or judgments have been required, management has determined such amounts on a reasonable basis in conformity with Canadian generally accepted accounting principles.

In meeting its reporting responsibility, management has established and followed policies and procedures and systems of internal control designed to (i) provide reasonable assurance that assets were safeguarded from loss or unauthorized use and (ii) produce reliable financial information. Management, with participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure control and procedures as defined in the Canadian Securities Administrators National Instrument 52-109 and has concluded that such disclosure controls and procedures are effective. These internal control systems were periodically tested and evaluated by the internal auditors and management took any action necessary to respond appropriately to their recommendations. Management recognizes the limits inherent in all systems of internal control but believes that Stelco has established effective and responsive systems of internal control through the careful selection of employees, the division of responsibilities, and the application of formal policies and procedures.

The Board of Directors oversees management's preparation of the consolidated financial statements and ultimately approves the consolidated financial statements and related disclosure based on a recommendation from the Audit Committee of the Board of Directors. As a basis for recommending approval of the consolidated financial statements to the Board of Directors, the Audit Committee, among other things, reviews with management the Corporation's internal controls over financial reporting and the accounting policies and procedures employed by the Corporation for financial reporting purposes and, as well, meets independently with internal and external auditors to consider the results of their audits.

Stelco's management believes that the systems of internal control, review procedures, and established policies provide reasonable assurance that the Corporation's operations have been carried out in conformity with the high business standards of the Corporation's Code of Ethics and Business Conduct.

The Audit Committee recommended the appointment of the Corporation's external auditors, KPMG LLP, to examine the 2005 and 2004 consolidated financial statements of the Corporation in accordance with auditing standards generally accepted in Canada. The external auditors' report as to the fairness of presentation of these consolidated financial statements and their conformity with Canadian generally accepted accounting principles is included in this Annual Report.

Courtney Pratt President and Chief Executive Officer	William E. Vaughan Senior Vice President – Finance and Chief Financial Officer

HAMILTON, ONTARIO
March 24, 2006

Auditors' Report

To the shareholders of Stelco Inc.

We have audited the consolidated statements of financial position of Stelco Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings (loss), retained deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Hamilton, Canada
March 23, 2006

KPMG

Consolidated Statement of Earnings (Loss)

(under Creditor Protection as of January 29, 2004 – Note 1)

Years ended December 31, (in millions, except per share amounts)	2005	2004 (Restated – Notes 3 and 10)
Net Sales	$ 2,553	$ 2,558
Costs	2,370	2,292
	183	266
Gain on sale of plate mill assets (Note 5)	(20)	–
Amortization of property, plant, and equipment	108	105
Amortization of intangible assets (Note 15)	3	3
Operating earnings	92	158
Reorganization items (Note 4)	(76)	(53)
	16	105
Financial expense		
Interest on long-term debt and debt subject to compromise	(42)	(44)
Other interest – net	(13)	(20)
Earnings (loss) before income taxes from continuing operations	(39)	41
Income tax expense (recovery) (Note 11)		
Current	19	–
Future	(33)	15
Future income tax asset valuation allowance (release)	(16)	(8)
Net earnings (loss) from continuing operations	(9)	34
Net earnings (loss) from discontinued operations (Note 10)	(64)	30
Net earnings (loss)	$ (73)	$ 64
Earnings (loss) per common share (Note 23)		
Basic		
Continuing operations	$ (0.09)	$ 0.33
Net earnings (loss)	$ (0.71)	$ 0.63
Fully diluted		
Continuing operations	$ (0.09)	$ 0.33
Net earnings (loss)	$ (0.71)	$ 0.57
Weighted average common shares outstanding – millions	102.2	102.2

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Retained Deficit

(Under Creditor Protection as of January 29, 2004 – Note 1)

Year ended December 31, (in millions)	2005	2004
Balance at beginning of year as previously reported	$ (388)	$ (452)
Net earnings (loss)	(73)	64
Balance at end of year	$ (461)	$ (388)

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Financial Position

(under Creditor Protection as of January 29, 2004 – Note 1)

At December 31, (in millions)	2005 (Note 26)	2004 (Restated – Note 3)
Current assets		
Cash and cash equivalents	$ 25	$ 32
Restricted cash (Note 6)	17	11
Accounts receivable	294	470
Inventories (Note 12)	783	844
Prepaid expenses	29	38
Future income taxes (Note 11)	22	15
Assets held for sale (Note 10)	351	–
	1,521	1,410
Current liabilities		
Current liabilities not subject to compromise		
Bank and other short term indebtedness (Note 13)	191	216
Accounts payable and accrued	232	283
Employee future benefits (Note 22)	60	62
Income and other taxes	8	10
Long-term debt due within one year (Note 17)	23	44
Liabilities held for sale (Note 10)	206	–
	720	615
Working capital	801	795
Other assets		
Property, plant, and equipment (Note 14)	932	999
Intangible assets (Note 15)	72	66
Deferred pension cost (Note 22)	112	213
Future income taxes (note 11)	12	6
Other	21	24
	1,149	1,308
Total investment	1,950	2,103
Other liabilities		
Other liabilities not subject to compromise		
Employee future benefits (Note 22)	834	907
Long-term debt (note 17)	20	49
Future income taxes (Note 11)	92	120
Asset retirement obligations (Note 9)	15	12
	961	1,088
Liabilities subject to compromise (Note 7)	630	583
Shareholders' equity	$ 359	$ 432
Derived from:		
Convertible debentures conversion option (Note 17(b))	$ 23	$ 23
Capital stock (Note 19)	781	781
Contributed surplus	16	16
Retained deficit	(461)	(388)
	$ 359	$ 432

Commitments and contingencies (Note 18)

See accompanying Notes to the Consolidated Financial Statements.

On behalf of the Board:

Courtney Pratt
Director

John Caldwell
Director

Consolidated Statement of Cash Flows

(under Creditor Protection as of January 29, 2004 – Note 1)

Years ended December 31, (in millions)	2005	2004 (Restated – Notes 3 and 10)
Cash provided by (used for)		
Operating activities		
Net earnings (loss) from continuing operations	$ (9)	$ 34
Adjustments for items not affecting cash		
Reorganization items (Note 4)	7	29
Amortization of property, plant, and equipment	108	105
Amortization of intangible assets	3	3
Future income taxes	(33)	15
Future income tax asset valuation allowance (release) (Note 11)	(16)	(8)
Employee pension and other future benefits	83	106
Gain on sale of Plate Mill assets (Note 5)	(20)	–
Other	1	5
	124	289
Changes in operating elements of working capital (see below)	(10)	(158)
Other – net	2	(1)
Discontinued operations	51	(20)
	167	110
Investing activities		
Directors' and officers' trust	–	(10)
Proceeds from sale of Camrose Pipe (Note 10)	23	–
Proceeds from sale of non-core assets (Notes 5 and 10)	9	4
Expenditures for capital assets	(154)	(44)
Discontinued operations	(15)	(9)
	(137)	(59)
Financing activities		
Increase in bank indebtedness	5	(14)
Reduction of long-term debt	(17)	(11)
Discontinued operations	(10)	(6)
	(22)	(31)
Cash, cash equivalents and restricted cash		
Net increase	8	20
Balance at beginning of period	43	23
Balance at end of period	$ 51	$ 43
Consists of:		
Cash and cash equivalents	$ 25	$ 32
Restricted cash (Note 6)	17	11
Cash and cash equivalents held for sale (Note 10)	9	–
	$ 51	$ 43
Changes in operating elements of working capital		
Accounts receivable	$ 78	$ (65)
Inventories	(134)	(172)
Prepaid expenses	6	(16)
Accounts payable and accrued	41	98
Income and other taxes	(1)	(3)
	$ (10)	$ (158)

Supplemental disclosure of cash flow information (see Note 21)

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Creditor Protection and Restructuring

On January 29, 2004 (the "Filing Date"), Stelco Inc. and certain related entities filed for protection under the Companies' Creditors Arrangement Act ("CCAA") and obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Court") granting it creditor protection under the CCAA. On the same date, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief under Section 304 of the U.S. Bankruptcy Code (the "U.S. Section 304 Proceedings"). The Canadian proceedings include Stelco and its wholly owned subsidiaries, Stelwire Ltd. ("Stelwire"), Stelpipe Ltd. ("Stelpipe"), CHT Steel Company Inc. ("CHT Steel"), and Welland Pipe Ltd. ("Welland Pipe"), which are collectively referred to as the "Applicants". The U.S. Section 304 Proceedings include Stelco, Stelwire, and Stelpipe. The Corporation's other subsidiaries and joint ventures are not included in the proceedings. During the stay period, the Applicants were authorized to continue operations. Ernst & Young Inc. was appointed by the Court as monitor (the "Monitor") in the Canadian proceedings and has been reporting to the Court from time to time on the Applicants' cash flow and on other developments during the proceedings.

The Initial Order and the U.S. Section 304 Proceedings provided for an initial stay period of 30 days, which has subsequently been extended to the earlier of March 31, 2006 and the implementation date of the CCAA Plan (the "Plan Implementation Date"). The purpose of the Initial Order and stay of proceedings was to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors and to provide them with time to develop the CCAA Plan.

The CCAA proceedings triggered defaults under substantially all debt obligations of the Applicants (see Notes 7 and 17). The Initial Order generally stayed actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Initial Order granted the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments, and other obligations to employees; the costs of goods and services, both operating and of a capital nature, provided or supplied after the date of the Initial Order; rent under existing arrangements payable after the date of the filing; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant, with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.

Conditions to CCAA Plan Implementation

The implementation of the CCAA Plan is subject to a number of conditions, including settlement of the terms of the agreements governing the New ABL Facility, the Secured Revolving Term Loan, the FRNs, the New Province Note, the Pension Arrangements, the New Warrants and the warrants to be issued to the Province (as defined below under Overview of the CCAA Plan). These agreements and related documents must be settled with the parties that will be entering into them as well as with certain other parties that, pursuant to the terms of the CCAA Plan, must be satisfied with or not object to the terms of these agreements.

Stelco is in the process of negotiating the terms of these agreements and documents with the applicable stakeholders as well as is seeking to satisfy other conditions to implementation. If the conditions are not satisfied subject to the right of various parties to waive compliance, the CCAA Plan will not be implemented.

There can be no assurances that these agreements will be reached by March 26, 2006 or that the CCAA stay period will be extended beyond March 31, 2006 if required. Should the CCAA Plan not be implemented or if the Applicants lose the protection of the stay of proceedings, substantially all debt obligations will become due and payable immediately or subject to immediate acceleration creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants' assets.

CCAA Plan

By order dated October 4, 2005, the Applicants were authorized to call and conduct meetings of affected creditors (as defined in the CCAA Plan) on November 15, 2005 to consider and vote on their plan of arrangement and reorganization dated October 3, 2005 (the "Original Plan"), as amended from time to time. As a result of extensive negotiations with stakeholders, the Original Plan was amended and on December 9, 2005, a majority in number of Affected Creditors representing more than two-thirds in value of the Affected Claims (as defined in the CCAA Plan) of each class voted to approve and adopt the CCAA Plan.

By order dated January 20, 2006 (the "Sanction Order"), the CCAA Plan was sanctioned by the Court and, among other things, the Court:

a) declared that the CCAA Plan was fair and reasonable and in the best interests of the Applicants;
b) authorized the Applicants to take all steps necessary to implement the CCAA Plan and the transactions contemplated by it;
c) authorized Stelco to file Articles of Reorganization with effect on the Plan Implementation Date, which will have the effect of eliminating the existing common shares, and create new common shares of Stelco (the "New Common Shares") that will be issued to affected creditors and others under the CCAA Plan;
d) ordered that, as of the Plan Implementation Date, Stelco's existing shareholders' rights plan agreement and all warrants, options and agreements to purchase existing common shares of Stelco will be of no further force or effect and cancelled;
e) ordered that, as of the Plan Implementation Date, the Applicants will be released from affected claims and certain other matters and that the directors and officers of the Applicants and certain others will be released from all claims relating to, among other things, the business and affairs of the Applicants, the CCAA Plan and the CCAA proceedings, excluding claims arising from fraud, wilful misconduct and some other specific matters;
f) ordered that the term of office of the existing board of directors of Stelco will terminate on the Plan Implementation Date and appoint nine new directors of Stelco as of that time;
g) ordered that the Applicants will be released from all CCAA Charges (as defined in the Initial Order) against their property and assets created by the Initial Order, with effect from the Plan Implementation Date or, in the case of the $350 Million Credit Facility and DIP Credit Facility (as those terms are defined in Note 13), the date of delivery of a release from the lenders; and
h) ordered that the stay of proceedings under the CCAA will terminate on the earlier of the Plan Implementation Date and March 3, 2006 (subsequently extended to March 31, 2006).

On February 9, 2006, an order was obtained in the U.S. Section 304 Proceedings that provides that the CCAA Plan and the Sanction Order are enforceable in the United States.

Overview of the CCAA Plan

Treatment of Affected Claims

Under the CCAA Plan, the claims of the Affected Creditors will not be satisfied in full by the consideration being distributed under the CCAA Plan (see Note 7 Liabilities Subject to Compromise). Stelco is seeking to implement the CCAA Plan by March 31, 2006.

Each Affected Creditor will receive its pro rata share of the following:

a) New Secured Floating Rate Notes ("FRNs") in the US dollar equivalent of $275 million;
b) 1,100,000 New Common Shares of Stelco;
c) cash in the amount of $137.5 million (the "Cash Pool") subject in the case of each Affected Creditor to its right to elect to receive New Common Shares instead of cash at $5.50 per New Common Share (the "Share Election"), up to a maximum of 5,264,000 New Common Shares in the aggregate for all Affected Creditors so electing to do so; and
d) warrants for 1,418,500 New Common Shares (the "New Warrants") representing, if exercised, approximately 5% of the fully diluted New Common Shares of Stelco at the Plan Implementation Date. The New Warrants will have an exercise price of $11.00 per New Common Share and have a seven-year term.

As a result of Share Elections filed by the Affected Creditors, the total amount of cash to be issued to Affected Creditors under the CCAA Plan will be $108,548,000 and the electing Affected Creditors will receive 5,264,000 New Common Shares pursuant to the Share Elections.

Based on the current estimate of proven claims of $546 million (see Note 7), Affected Creditors will receive, for each $1,000 of proven claim, approximately the following amounts:

a) $502 of FRN's;
b) two new Common Shares; and
c) $251 of cash from the Cash Pool, subject to any Share Election at $5.50 per share; and
d) a pro rata share of the New Warrants.

Plan Sponsor Agreement

The new equity of the restructured Stelco, in the form of New Common Shares, will be divided among three groups under the CCAA Plan: the Affected Creditors, the Province of Ontario (the "Province") and the Equity Sponsors. The Affected Creditors are acquiring their portion of the equity as part of the consideration distributed under the CCAA Plan. The Province is to obtain its portion by virtue of warrants negotiated as part of the financing it is providing to Stelco described below (wherein it receives warrants to purchase 851,100 New Common Shares representing, if exercised, 3% of the fully diluted New Common Shares of Stelco at the Plan Implementation Date) and the Equity Sponsors are acquiring their equity interests for cash pursuant to a Plan Sponsor Agreement ("the PSA") between the Corporation and the Equity Sponsors.

Pursuant to the PSA, Tricap Management Limited ("Tricap"), Sunrise Partners Limited Partnership ("Sunrise") and Appaloosa Management LP ("Appaloosa") (collectively the "Equity Sponsors") agreed to purchase New Common Shares in Stelco at a price of $5.50 per share for proceeds of $108,548,000, which funds comprise the Cash Pool to be distributed to Affected Creditors. In addition, Sunrise and Appaloosa agreed to provide a stand-by commitment to purchase up to an additional 5,264,000 shares at $5.50 per share for an aggregate maximum stand-by commitment of $28,952,000 to supplement the Cash Pool to be paid to the affected creditors if the Share Elections did not result in a full take-up of the 5,264,000 New Common Shares available. The share elections resulted in a full take-up of the 5,264,000 New Common Shares. Therefore, the stand-by commitment was not required.

Proposed CCAA Plan Financing and Pension Plan Funding

The CCAA Plan is conditional upon a number of matters, including implementation of a number of agreements to secure new financing and a pension plan funding agreement with the Province. Stelco plans to raise new financing from the following sources:

- New ABL facility (asset based loan) $600 million
- New Secured Revolving term loan $375 million
- New Province Note $150 million

The finalization of the new financing are conditions precedent to the implementation of the CCAA Plan and are critical components of the liquidity and financing contemplated for the restructured Stelco.

New ABL Facility

On the Plan Implementation Date, the current $75 million Debtor-in-Possession Credit Facility (the "DIP Credit Facility") and existing $350 million Credit Facility (the "$350 Million Credit Facility") which are due to expire no later than March 31, 2006 (see Note 13), are to be replaced by a new asset based lending facility (the "New ABL Facility"). The Corporation is in negotiations with lenders to provide this facility. The available amount of the New ABL Facility will be dependent upon the value of the underlying collateral, but will not exceed $600 million.

New Secured Revolving Term Loan

Pursuant to a term sheet/commitment letter, signed by Stelco on January 27, 2006, Tricap has agreed to provide a new secured revolving term loan (the "New Secured Revolving Term Loan") to Stelco in an amount of $375 million for a term of seven years from the Plan Implementation Date. The facility is revolving until the third anniversary of the Plan Implementation Date (the "Target Date"). On and after the Target Date, the facility may cease to revolve and any amount of the New Secured Revolving Term Loan outstanding on the Target Date will be repayable in full on the seventh anniversary of the Plan Implementation Date.

The New Secured Revolving Term Loan is conditional upon a number of matters, including Stelco adopting a financing and corporate structure acceptable to Tricap.

Stelco and Tricap entered into a restructuring agreement dated September 22, 2005 (the "Stelco/Tricap Restructuring Agreement") pursuant to which Tricap was to provide financing by way of a $350 million secured revolving term loan and support a rights offering in connection with the Original Plan. As a result of amendments to the Original Plan, including the elimination of the rights offering and changes to the financing, Tricap was paid a break fee of $11 million under the Stelco/Tricap Restructuring Agreement, which was recorded in reorganization items (Note 4) in the Consolidated Statement of Earnings (Loss).

New Province Note
Subject to a number of conditions, including implementation of the CCAA Plan and the Province Agreement (defined below), the Province has agreed to provide Stelco with an advance by way of the New Province Note in the amount of $150 million. The loan is repayable on December 31, 2015 and can be repaid in cash or Stelco common shares and is subject to a 75% discount if the solvency deficiencies in Stelco's four main pension plans are eliminated on or before that date.

Federal Government Grant
The Federal Government of Canada has agreed to provide a $30 million cogeneration grant, which was announced on November 23, 2005. The federal contribution represents approximately 60% of the initial cost of the Corporation's near-term cogeneration projects. Stelco intends to spend $50 million towards those projects in 2006.

Pension Plan Funding Arrangements
Stelco and the Province entered into a restructuring agreement (the "Province Agreement"), that contemplates Stelco and the Province entering into a pension agreement, to provide for funding arrangements with respect to Stelco's four main pension plans aimed at substantially reducing or eliminating the solvency deficiencies in these plans over a ten-year period.

It is a condition of the CCAA Plan that Stelco and the Province enter into a Province Agreement, to be effective on the Plan Implementation Date containing the following key terms:

a) An obligation of Stelco on the Plan Implementation Date to make an initial upfront payment of $400 million to its four main pension plans less any contributions to plans already made in 2006;
b) Stelco will fund its four main pension plans in the following amounts in the years subsequent to plan implementation:
   (i) Years 1 – 5: $65 million per year, payable monthly, commencing July 1, 2006; and
   (ii) Years 6 – 10: $70 million per year, payable monthly;
c) Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco four main pension plans if Stelco generates free cash flow in excess of a formula both as defined in the Province Agreement and the proposed new regulations under the Pension Benefits Act in respect of Stelco's four main pension plans; and
d) Stelco will not be required to make any adjustments to its pension funding based on annual actuarial valuations up to December 31, 2015; and
e) Any future benefit improvements will be required to be funded in accordance with the Pension Benefits Act and will be in addition to the funding payments outlined above.

Employees
The Approved Plan does not require any concessions in terms of salaries, wages or pension and other benefits.

Secured Creditors
The CCAA Plan does not affect creditors with secured claims. The claims of the lenders pursuant to the $350 Million Credit Facility and the DIP Credit Facility (Note 13) will be paid in full on or prior to the Plan Implementation Date.

Existing Shareholders
There is no value allotted to existing shares of Stelco under the CCAA Plan. The existing shares are to be exchanged into new redeemable shares at a ratio of 0.000001 new redeemable share for each existing share and such shares will be redeemed on the Plan Implementation Date for consideration at the rate of $0.01 for each new redeemable share with no amounts paid on account of fractional interests or if payment would be less than $10.00. The result is that shareholders of Stelco will receive no consideration in respect of their existing shares.

Corporate Reorganization

On February 14, 2006, the Court approved a reorganization of the Corporation pursuant to an arrangement under the CBCA. As a result, distinct portions of Stelco's business will be transferred into nine separate limited partnerships upon the Corporation's emergence from its Court-supervised restructuring process.

The following business units of Stelco Inc. have been identified for transfer to limited partnerships: Hamilton steel works; Lake Erie steel works; energy assets (primarily a future asset); vacant land; coke batteries; and mining interests (collectively the "Business Units").

The CBCA Plan will be implemented concurrently with the implementation of the CCAA Plan. Orders authorizing leave to bring the arrangement application, approving the arrangement, and dispensing with any requirement to obtain shareholder approval of the CBCA arrangement (as there is no economic interest in the existing shares) were granted by the Court on February 14, 2006.

Basis of presentation and going concern issues

These consolidated financial statements have been prepared using the same Canadian generally accepted accounting principles ("GAAP") as applied by the Corporation prior to the filing for CCAA. While the Corporation and certain of its subsidiaries have filed for and been granted creditor protection, these consolidated financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. A CCAA Plan has been sanctioned by the Court (see CCAA Plan above). Management believes that these actions make the going concern basis appropriate. However, the CCAA Plan implementation is subject to a number of conditions (see Conditions to CCAA Plan Implementation above) and it is not possible to predict the outcome of the CCAA proceedings and accordingly doubt exists as to whether the Corporation will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these consolidated financial statements.

While the Corporation is under creditor protection, the Corporation will make adjustments to the consolidated financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business (see Note 2 – Summary of Significant Accounting Policies). Further, allowed claims arising under the CCAA proceedings may be recorded as liabilities subject to compromise and presented separately on the Consolidated Statement of Financial Position. If the CCAA Plan is implemented there will be a substantial realignment of the equity and non-equity interests in the Corporation upon emergence from CCAA, which will require the Corporation, under Canadian GAAP, to adopt "fresh start" reporting. Under fresh start reporting, the Corporation will undertake a comprehensive revaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. The consolidated financial statements do not present any adjustments that may be required under fresh start reporting.

In accordance with Canadian GAAP appropriate for a going concern, property, plant, and equipment is carried at cost less accumulated amortization. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The carrying value is considered recoverable if the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant, and equipment exceeds the carrying amount. The Corporation's creditor protection under CCAA triggers an impairment review. In estimating future cash flows from operations of the Corporation's property, plant, and equipment, the Corporation makes certain assumptions about revenue, reductions in operating costs and its liabilities that could be achieved in the restructuring of its operations. The Corporation believes that these assumptions are consistent with use of the going concern assumption in the preparation of these consolidated financial statements. There can be no assurance that such cost reductions can be achieved and that future cash flows will be sufficient to recover the carrying amount of property, plant, and equipment.

Note 2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared using the same Canadian GAAP as applied by the Corporation prior to certain entities of the Corporation filing for creditor protection, except as described below under the heading Accounting policies applicable to an entity under Creditor Protection. These consolidated financial statements are prepared using the going concern concept, although uncertainties remain about the future financial condition of the Corporation as described in Note 1 – Creditor Protection and Restructuring – Basis of presentation and going concern issues.

Revenue recognition

Net sales revenue is recognized when the risks of ownership have been transferred to the customer and reasonable assurance exists regarding the measurement of the sales consideration, provided that ultimate collection is reasonably assured. Generally, the risks of ownership are transferred when title passes at the time of shipment and sales consideration is recognized to the extent it is fixed or determinable.

Accounting policies applicable to an entity under Creditor Protection

As a result of the filings as described in Note 1, the Corporation has followed accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, the Corporation is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7). While SOP 90-7 refers specifically to Chapter 11 in the U.S., its guidance, in management's view, is also applicable to an entity restructuring under CCAA, where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which consolidated financial statements are prepared. However, SOP 90-7 does require that the consolidated financial statements for periods subsequent to the filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business where it does not conflict with Canadian GAAP. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as Reorganization items (see Note 4). The timing of the recognition of Reorganization items is consistent with Canadian GAAP. Cash flows related to Reorganization items have been disclosed separately in Note 4.

While payments may not be made on liabilities subject to compromise, including long-term debt, interest on debt obligations will continue to be recognized under Canadian GAAP, consistent with Canadian legal requirements. Interest is not a Reorganization item. The Consolidated Statement of Financial Position distinguishes pre-filing liabilities subject to compromise from both those pre-filing liabilities that are not subject to compromise and from post-filing liabilities (see Note 7). Liabilities that may be affected by the Third Amended and Restated Plan of Arrangement under the CCAA and the Canada Business Corporation Act (the "CBCA Plan") have been reported at the amounts estimated to be allowed, even if they may be settled for lesser amounts. A claims procedure was established on December 17, 2004, for which a claims bar date of January 31, 2005 was set for the pre-filing claims and post-filing claims relating to the restructuring, repudiation, or termination of obligations between January 29, 2004 and December 17, 2004. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of Condensed Combined Financial Statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein between Applicants and non-Applicants (see Note 8).

SOP 90-7 has been applied effective January 29, 2004, and for subsequent reporting periods while the Corporation continues to operate under creditor protection.

The resulting changes in reporting are described in Note 4 (Reorganization items), and Note 7 (Liabilities subject to compromise), and Note 8 (Condensed combined financial statements).

Principles of consolidation

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries, and its proportionate share of the accounts of its joint ventures. Comparative figures on the Consolidated Statement of Financial Position are not comparable year over year as a result of assets held for sale disclosure pertaining to the sale of non-core subsidiaries (See Notes 10 and 26).

Foreign currencies

Monetary assets and liabilities originating in foreign currencies are translated at year-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at historic rates prevailing when the assets were acquired or the liabilities incurred. Income and expense items, other than those related to assets and liabilities translated at historic rates, are generally translated at the rate in effect at the time the transaction occurs.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Earnings (Loss).

The temporal method of translation of foreign currency is followed for foreign subsidiaries, all of which are considered to be financially and operationally integrated. Translation of foreign currencies for the foreign subsidiaries using the temporal method is consistent with the method described above.

Inventories

Inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Semi-finished product inventories are valued at actual cost. Finished product inventories are valued at the lower of cost and net realizable value.

Property, plant, and equipment

Property, plant, and equipment is carried at cost less accumulated amortization, and includes construction in progress. Amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences except for the cost of blast furnace relines (see below) and at certain mining properties where amortization is calculated on a unit-of-production basis. The following annual amortization rates are in effect:

Buildings	20 to 30 years
Equipment	15 to 20 years
Automotive and mobile equipment	5 to 10 years
Raw material plants and properties	20 years

Blast furnace relines

The Corporation's blast furnaces periodically require extensive relining. Costs incurred in the reline of a blast furnace that extend the useful life of the furnace are capitalized and amortized over their estimated useful life on a unit-of-production basis. All other costs associated with the reline are expensed as incurred.

Intangible assets

Intangible assets of the Corporation are computer systems and applications. These assets are recorded at historical cost and are amortized on a straight-line basis over ten years beginning at the point at which the system or application becomes operative.

Impairment of long-lived assets

An impairment loss would be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value.

Interest

Interest on all debt obligations, including debt classified as liabilities subject to compromise, has been accrued and expensed.

Employee future benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing pension, other retirement, and post-employment benefits to most of its employees.

Pension plan assets are valued at market-related value and are used to calculate the expected rate of return on plan assets. Market-related value is the market value of pension plan assets averaged over a three-year period.

The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance and certain compensated absences) is charged to income annually. The cost is computed on an actuarial basis using the projected benefit method by estimating the usage, frequency, and cost of services covered and management's best estimate of the long-term rate of return on plan assets, discount rates, salary escalation, health care cost trends, retirement age, mortality, and other factors. These assumptions relate to factors that are of a long-term nature and, consequently, are subject to a degree of uncertainty. Actual trends and values may differ from those assumed at this time resulting in changes in the cost of pension and other post-employment benefits in future periods. The assumptions are reviewed and updated annually or more frequently where the level of benefits provided to employees changes. Past service costs (such as increased benefits provided under labour contract settlements) are amortized over the estimated average remaining service life (EARSL) of the employees at the date of the amendment.

The Corporation has elected under Canadian GAAP to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the EARSL of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. These amortizations reflect the concept, as stated in GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived therefrom. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under Canadian GAAP. The cost of employee future benefits in any year should not be unduly impacted by such short-term changes in market returns, discount rates, or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

Salaried employees hired after July 31, 1997, participate in the Corporation's "Opportunity" or similar programs, which include a flexible credit plan for benefits and a self-directed group RRSP. These employees do not participate in the defined benefit plans. These programs are accounted for as defined contribution plans. Costs of defined contribution plans are expensed as incurred.

Income taxes

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future income tax assets and liabilities. The effect of increases and decreases to future income tax assets and liabilities arising from changes in tax rates is recognized in income in the year the changes occur.

Measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates (see Note 1 – Creditor Protection and Restructuring – Basis of presentation and going concern issues).

Note 3. Changes in Accounting Policy

Financial Instruments

Effective January 1, 2005, the Corporation adopted a change in accounting policy to conform with amendments to the CICA Handbook Section 3860 – Financial Instruments – disclosure and presentation. The amendments modify the presentation and accounting of financial instruments where there is an option of satisfying the obligation and/or interest payments with the issuance of a variable number of an entity's own shares. Such instruments are no longer presented and accounted for as a component of Shareholders' Equity on the Consolidated Statement of Financial Position but rather as Long-term Debt. Interest and accretion, net of tax, applicable to these instruments are no longer charged directly to retained deficit and are now accounted for separately as interest and tax expense on the Statement of Earnings (Loss). The amendment applies to the Corporation's $90 million convertible debentures and has been adopted retroactively resulting in a restatement of prior periods. Interest expense of $1 million relating to accretion of the convertible debentures prior to filing for CCAA has been recorded in the Statement of Earnings (Loss) for 2004 offset by a corresponding adjustment to retained deficit. The presentation and accounting for the convertible debentures that was triggered by the CCAA filing (see Note 17) is consistent with the amendment and therefore did not result in any additional adjustments in 2005. There was no impact to the basic or diluted earnings per share for 2004 as a result of adopting this change retroactively.

Note 4. Reorganization Items

Reorganization items relating to continuing operations represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The following table summarizes the reorganization items included in the Consolidated Statement of Earnings (Loss):

Years ended December 31 (in millions)	2005	2004
Professional fees	$ 53	$ 27
Break fees[(i)]	22	–
Gain on sale of non-core assets (Note 5)	–	(1)
Lease repudiation and relocation expenses[(ii)]	–	6
Financing fees[(iii)]	1	6
Adjustment of convertible debenture balance[(iv)]	–	15
Total reorganization items	$ 76	$ 53

(i) In March 2005, Stelco discontinued the capital raising process and decided to pursue a recapitalization of the Corporation and as a result, Deutsche Bank became entitled to a break fee of approximately $11 million. In December 2005, Tricap became entitled to break fees totalling approximately $11 million as a result of the significant changes that were made to the Plan.

(ii) Consists primarily of lease repudiation costs and moving expenses from 100 King Street West to 386 Wilcox Street in Hamilton.

(iii) Related to fees incurred for the DIP facility and the write-off of deferred fees associated with the convertible debentures

(iv) To adjust the principal element of the convertible debentures from $75 million to the anticipated claim amount of $90 million (see Note 17).

The cash flow associated with reorganization and restructuring items is summarized as follows:

Years ended December 31 (in millions)	2005	2004
Professional fees	$ 46	$ 24
Break fees (see (i) above)	22	–
Proceeds on sale of non-core assets (Note 5)	–	(4)
Lease repudiation and relocation expenses (see (ii) above)	–	1
Financing fees	1	3
Total cash usage	$ 69	$ 24

Note 5. Asset Sales

As part of the Corporation's overall effort to restructure operations, simplify processes, and rationalize non-core resources during 2004 and 2005, a number of assets idled prior to CCAA were sold.

Where indicated, the proceeds received from these asset sales of the Applicants are held in trust with the Monitor and are therefore included in restricted cash (Note 6) on the Consolidated Statement of Financial Position.

The following asset sales activity occurred during 2004 and 2005:

CHT Steel

The Corporation announced the closure of CHT Steel, a wholly owned subsidiary located in Richmond Hill, Ontario, on February 18, 2004. CHT Steel processed plate sourced from the Stelco Hamilton plate mill.

The sale of property, plant, and equipment was completed in various transactions during 2004. Net proceeds received were $4 million resulting in a pre-tax gain of $1 million relating principally to the property and plant and was reflected as a reorganization item (Note 4). As at December 31, 2005, CHT Steel does not have any material assets other than restricted cash.

Stelco Hamilton – Plate Mill

The plate mill assets at Stelco Hamilton were sold on June 9, 2005. The gross proceeds of $25 million were secured by irrevocable letters of credit, which have and will continue to be drawn down in tandem with the progress made on dismantling of the equipment. All net proceeds will be used to partially satisfy the debt associated with these assets (see Note 17). The expected shortfall has been filed as a claim against Stelco Inc. (see Note 7). The carrying value of these assets was nil, therefore a pre-tax gain (net of $5 million of fees) of $20 million was recorded during 2005.

Stelco Hamilton – Tin Mill

The tin mill assets at Stelco Hamilton have been idled since 1995 when the Corporation decided to exit the tinning line business. On December 20, 2005, the Corporation sold certain of these assets for net proceeds of approximately $1 million. The residual value of these assets were nil, therefore a corresponding pre-tax gain was included as a reduction to Costs on the Consolidated Statement of Earnings (Loss) during 2005.

Non-core business sales

The Corporation has sold all of the businesses in the Mini-mill and Manufactured Products segments. For more information, see Note 10 – Discontinued Operations.

Note 6. Restricted Cash

Restricted cash represents funds being held in trust with the Monitor pending direction from the Court for its use. The composition of these funds is derived as follows:

- Post-closing sale of inventory by Stelpipe;
- Proceeds relating to the sale of CHT assets (Note 5);
- Proceeds from the sale of Welland Pipe's spiral weld and U and O pipe mills (Note 10); and
- Proceeds associated with the sale of Stelpipe's 16" pipe mill (Note 10).

Note 7. Liabilities Subject to Compromise

Liabilities subject to compromise refers to liabilities incurred prior to the filing date that were dealt with as Affected Claims under the CCAA Plan, as well as claims incurred after filing but before October 26, 2005 and arising out of any repudiated leases, contracts, and other arrangements. It is possible that consolidated financial statement items not currently included below as liabilities subject to compromise will be added to this category of liabilities at a later date. The amounts below are the Corporation's estimate of known and expected claims in this category and are subject to future adjustment as a result of negotiations, Court orders, proofs of claim, and other events. Any additions to this category of liabilities and any adjustments may be material and, depending on their nature, may be recorded as a reorganization item. The CCAA Plan has determined how the Affected Claims will be settled, including payment terms, if applicable. See Note 1 – Treatment of Affected Claims for more information.

The Corporation continues to accrue for interest on long-term debt that is subject to compromise ($73 million as of December 31, 2005). No interest has been paid on unsecured debt of the Applicants subsequent to the date of filing.

Claims procedure

As established by Court order on December 17, 2004, the Applicants initiated a process for certain creditors to file claims against the Applicants for liabilities incurred prior to January 29, 2004 and those arising between January 29, 2004 and December 17, 2004 as a result of the restructuring, repudiation or termination of any contract, lease or other agreement. The claims bar date for filing of proofs of claim was set at January 31, 2005, unless the claim relates to the restructuring, repudiation or termination of any contract, lease or other agreement on or after December 17, 2004, in which case the bar date for these types of claims was set at October 26, 2005.

A dispute mechanism was in place for those claims that could not be resolved by way of negotiation with the Applicants and/or Monitor. These claims were forwarded to a claims officer. Outstanding claims are being reviewed and ruled on by the claims officer. Both the Applicants and the claimant have the right to appeal the decision of the claims officer to the Court within five business days of notification of the claims officer's decision. All determinations from the Court regarding appealed claims are final for the purposes of recording claims. While the claims process is not finalized at this time, there are no material items outstanding.

Claims summary

At December 31, (in millions)				2005				2004
		Filed	Excepted[b]	Reviewed	Adjustments[c]	Recorded		Recorded
Accounts payable and accrued liabilities	$	128	–	128	(8)	120	$	124
Employee related		107	(84)	23	(22)	1		–
Long-term debt (Note 17)		428	–	428	(16)	412		412
Related party claims		245	(216)	29	(17)	12		–
Litigation		2,747	(5)	2,742	(2,741)	1		–
Total Claims	$	3,655	(305)	3,350	(2,804)	546	$	536
Liabilities for which no proof of claim was filed:								
Post-filing interest[a]						73		35
Accounts payable and accrued liabilities						11		12
Liabilities subject to compromise						630	$	583

(a) The Corporation continues to accrue for interest on long-term debt that is subject to compromise. No interest has been paid on long-term debt of the Applicants subsequent to January 29, 2004, the date of the CCAA filing. The holders of long-term debt subject to compromise (Note 17) have reserved their right to file a claim for post-filing interest, although this is not a provable claim pursuant to the claims procedure order.

(b) Certain claims have been excepted from the process including, but not limited to:
- claims pursuant to existing financing and DIP documents;
- claims secured by CCAA charges and any further charge ordered by the Court;
- claims of any non-Applicant wholly owned subsidiary, other than such claims that are the subject of a security interest in favour of a secured creditor and the secured creditor is enforcing, or is entitled to enforce, its security;
- employment, compensation, group benefit and pension claims;
- certain claims arising from a cause of action for which the Applicants are fully insured.

(c) Represents amounts that have been disallowed from the original claim. Included are revisions from the original claim amount for which the Corporation and the claimant have agreed upon, a Claims Officer has ruled on, or for which the claimant has not filed a dispute notice within the time frame outlined in the claims procedure. Of the litigation and contingent claims adjustments, the vast majority related to three claims filed by joint venture partners of Stelco in which they claimed, $2.72 billion against Stelco. These claims were filed in the event Stelco did not honour its obligations under the joint venture agreements. Management and the Monitor did not believe these were valid claims as no breach of contract had occurred. During the second half of 2005, all three of these claims were withdrawn.

Note 8. Condensed Combined Financial Statements

As stated in Note 2, consolidated financial statements should provide disclosure of Condensed Combined Financial Statements of the entities in reorganization proceedings (Applicants), including disclosure of the amount of intercompany receivables and payables between Applicants and non-Applicants. Entities not in reorganization proceedings included AltaSteel, Norambar, Stelfil, Stelco Holding Company, and their wholly owned subsidiaries and joint ventures.

Years ended December 31, 2005 (in millions)	Entities in Reorganization Proceedings	Entities not in Reorganization Proceedings	Eliminations	Consolidated Totals
Net sales	$ 2,553	159	(159)[a]	$ 2,553
Costs	2,459	70	(159)[a]	2,370
	94	89	–	183
Gain on sale of plate mill assets (Note 5)	–	(20)	–	(20)
Amortization	87	24	–	111
Operating earnings (loss)	7	85	–	92
Intercompany income (expense)[b]	8	(8)	–	–
Reorganization items (Note 4)	(76)	–	–	(76)
	(61)	77	–	16
Financial expense	(52)	(3)	–	(55)
Earnings from continuing operations before income taxes	(113)	74	–	(39)
Income tax expense (recovery) (Note 11)	(38)	8	–	(30)
Net earnings (loss) from continuing operations	(75)	66	–	(9)
Net earnings (loss) from discontinued operations (Note 10)	(71)	7	–	(64)
Net earnings (loss)	$ (146)	73	–	$ (73)

(a) Intercompany sales elimination
(b) Intercompany interest, foreign exchange, and management fees

Condensed Combined Statement of Cash Flow

Year ended December 31, 2005 (in millions)	Entities in Reorganization Proceedings	Entities not in Reorganization Proceedings	Consolidated Totals
Net cash provided by operating activities[a]	$ 86	81	$ 167
Investing activities			
Proceeds on sale of Camrose Pipe (Note 10)	–	23	23
Proceeds on sale of assets (Note 5)	9	–	9
Expenditures for capital assets	(136)	(18)	(154)
Discontinued Operations	4	(19)	(15)
	(123)	(14)	(137)
Financing activities			
Dividends	37	(37)	–
Increase (decrease) in bank indebtedness	5	–	5
Reduction of long-term debt (Note 17)	–	(17)	(17)
Discontinued Operations	–	(10)	(10)
	42	(64)	(22)
Cash, cash equivalents and restricted cash			
Net increase (decrease)	5	3	8
Balance at beginning of period	24	19	43
Balance at end of period	$ 29	22	$ 51
Consists of:			
Cash and cash equivalents	10	15	$ 25
Restricted cash (Note 6)	17	–	17
Cash and cash equivalents held for sale (Note 10)	2	7	9
	$ 29	22	$ 51

(a) Includes intercompany receivables and payables

Condensed Combined Statement of Financial Position

December 31, 2005 (in millions)	Entities in Reorganization Proceedings	Entities not in Reorganization Proceedings	Eliminations	Consolidated Totals
Current assets	$ 1,062	108	–	$ 1,170
Intercompany receivables	23	379	(402)[a]	–
Assets held for sale	57	294	–	351
Current assets	1,142	781	(402)	1,521
Current liabilities	408	106	–	514
Intercompany payables	64	23	(87)[a]	–
Liabilities held for sale	46	160	–	206
Current liabilities	518	289	(87)	720
Working capital	624	492	(315)	801
Other assets				
Property, plant, and equipment (Note 14)	745	187	–	932
Intangible assets (Note 15)	72	–	–	72
Deferred pension cost (Note 22)	102	10	–	112
Future income taxes (Note 11)	12	–	–	12
Intercompany investments and loans	274	(19)	(255)[b]	–
Other	10	11	–	21
	1,215	189	(255)	1,149
Total investment	1,839	681	(570)	1,950
Other liabilities				
Employee future benefits (Note 22)	752	82	–	834
Other liabilities not subject to compromise	89	38	–	127
	841	120	–	961
Liabilities subject to compromise (Note 7)	933	12	(315)	630
Shareholders' equity	$ 65	549	(255)	$ 359
Derived from:				
Convertible debentures conversion option (Note 17(b))	23	–	–	23
Capital stock (Note 19)	781	255	(255)[b]	781
Contributed surplus	16	–	–	16
Retained earnings (deficit)	(755)	294	–	(461)
	$ 65	549	(255)	$ 359

Commitments and contingencies (Note 18)
(a) Intercompany receivables and payables
(b) Intercompany investment at cost

Note 9. Asset Retirement Obligations

Asset retirement obligations of continuing operations relate to the site restoration and reclamation of iron ore properties at the Corporation's mining interests in Wabush, Tilden, and Hibbing. The following table provides the pertinent information associated with these obligations:

At December 31 ($ in millions)	2005	2004
Opening balance	$ 12	$ 10
Accretion expense	2	2
Effect of change in estimates	1	–
Liabilities incurred (settled)	–	–
Ending balance	$ 15	$ 12
Underlying assumptions:		
Undiscounted cash flow estimates	$ 86	$ 84
Credit-adjusted risk-free interest rate	16.65%	16.65%
Time frame to settle the obligations (years)	2013 – 2050	2013 – 2050

In addition, a former participant in Wabush funded its estimated share of mine closure costs at the time of its exit from the joint venture. These funds ($4 million) are reflected in Other non-current assets on the Statement of Financial Position.

Note 10. Discontinued Operations and Assets Held for Sale

All the businesses that comprised the Manufactured Product segment and Mini-mill segment were determined to be non-core upon the conclusion of the Corporation's strategic review in 2004. The decision was made to sell these businesses as part of a broader capital raising process aimed at generating the cash flow and financing required to implement the Corporation's strategic capital expenditure plan at its core-integrated steel making facilities.

All of these businesses have been presented as discontinued operations resulting in the retroactive restatement of the consolidated financial statements to isolate the earnings (loss) and cash flows associated with these businesses as discontinued operations.

Mini-mill Segment

AltaSteel

AltaSteel is a wholly owned subsidiary with its plant and head office located near Edmonton, Alberta. AltaSteel produces grinding rod, merchant quality and special quality bars, and ballstock. On December 1, 2005 the Corporation entered into a definitive purchase and sale agreement to sell the shares of AltaSteel, which included its 50% investment in both MOLY-COP Canada ("MOLY-COP") – see Manufactured Products Segment – and GenAlta Recycling Inc. ("Genalta") to Moly Cop Steel Inc., an affiliate of Scaw International Sarl. The Court approved this transaction on December 16, 2005. The transaction closed on January 31, 2006 for gross proceeds of $77 million (subject to final working capital adjustment). During the fourth quarter of 2005, Stelco recorded a pre-tax curtailment loss of $12 million related to the pension and other benefit plans at AltaSteel. Based on information as of December 31, 2005, a net pre-tax gain of approximately $11 million is expected to be recorded in the first quarter of 2006, subject to post-closing adjustment.

Norambar

Norambar is a wholly owned subsidiary located in Contrecœur, Quebec and manufactures billets, automotive leaf spring flat bars, rebar, merchant quality and special quality bars, and railway related products. On November 23, 2005, the Corporation entered into a definitive purchase and sale agreement to sell the shares of Norambar to Mittal Canada Inc. as part of a sale that also included its investment in wholly owned subsidiary Fers et Métaux Recyclés Ltée ("Fers et Métaux") and the shares of Stelwire and Stelfil – see Manufactured Products Segment. The Court approved this transaction on December 12, 2005. The transaction closed on February 1, 2006 generating gross proceeds of $30 million (subject to final working capital adjustment). During the fourth quarter of 2005, Stelco recorded a pre-tax curtailment loss of $10 million related primarily to the pension plans at Norambar. Based on information as of December 31, 2005, a further net pre-tax loss of approximately $28 million is expected to be recorded in the first quarter of 2006 relating to Norambar, subject to post-closing adjustment.

Financial Information

The following outlines the net sales, earnings (loss) before income taxes, and net earnings (loss) applicable to discontinued operations of the Mini-mill segment:

Years ended December 31 (in millions)	2005	2004
Net Sales	$ 446	$ 462
Costs, amortization, and financial expense	419	412
	27	50
Curtailment expense	22	–
Earnings before income taxes	5	50
Current income taxes (recovery)	(3)	6
Future income taxes	4	11
Net earnings	$ 4	$ 33

The assets and liabilities of these discontinued operations of the Mini-mill segment are as follows:

At December 31 (in millions)	2005	2004
	Held for Sale[1]	Assets and Liabilities[2]
Current assets[3]	$ 145	$ 147
Property, plant, and equipment	98	93
Deferred pension cost	(7)	9
Future income taxes	11	5
Total assets	247	254
Current liabilities	62	69
Employee future benefits	53	48
Long-term debt	12	16
Future income taxes	–	1
Other	1	–
Total liabilities	128	134
Net investment	$ 119	$ 120

(1) Represents the assets and liabilities of the Mini-mill segment presented as assets or liabilities held for sale on the Consolidated Statement of Financial Position.

(2) Represents the assets and liabilities of the Mini-mill segment that are included in the consolidated balances on the Consolidated Statement of Financial Position.

(3) Included in current asset is cash and cash equivalents of $3 million.

Manufactured Products Segment

Stelwire

Stelwire operates plants in both Hamilton and Burlington, Ontario, and, as a wholly owned subsidiary, is one of North America's largest producers of steel wire and wire products. Stelwire is part of the previously noted sale to Mittal Canada Inc. that closed on February 1, 2006. During the fourth quarter of 2005, Stelco Inc. recorded a pre-tax curtailment loss of $8 million related to the pension plans at Stelwire. Based on information as of December 31, 2005, a further pre-tax loss of approximately $11 million is expected to be recorded in the first quarter of 2006, subject to post-closing adjustment.

Stelfil

Stelfil is located in Lachine, Quebec and produced wire and wire products as a wholly owned subsidiary of the Corporation. Stelfil was part of the previously mentioned sale to Mittal Canada Inc. that closed on February 1, 2006. Stelco Inc. recorded a pre-tax curtailment loss of $5 million during the fourth quarter of 2005 related to both the pension and other benefit plans of Stelfil. Based on information as of December 31, 2005, a further pre-tax loss of approximately $4 million is expected to be recorded upon closing of the sale in 2006, subject to post-closing adjustment.

Stelpipe

The sale of Stelpipe's 16" pipe mill, which had been idled since 1998, was completed during fourth quarter 2004. Net proceeds of $1 million were received with a corresponding pre-tax gain recorded as the assets were fully amortized.

Stelpipe is a wholly owned subsidiary located in Welland, Ontario which manufactured a number of pipe and tubular products. On October 31, 2005 the Corporation sold substantially all of Stelpipe's assets to Lakeside Steel Corporation ("Lakeside Steel"), a wholly owned subsidiary of Romspen Investment Corporation. As part of the agreement, Stelco retained all of the pension and benefit obligations of Stelpipe's existing retirees. The pre-tax loss related to this asset sale was $51 million. This includes settlement and curtailment losses of $21 million related to the pension and other benefit plans of the employees transferred to Lakeside Steel.

Welland Pipe

On March 7, 2003, the Corporation permanently closed its wholly owned subsidiary, Welland Pipe, a manufacturer of large-diameter pipe located in Welland, Ontario. The primary assets of the company were two pipe mills, a spiral-weld and U and O pipe mill, which were sold during 2004 and 2005 resulting in a pre-tax gain on sale of $6 million and $4 million, respectively.

The property and plant of Welland Pipe were listed for sale in March 2005. In January 2006, the Corporation entered into a purchase and sale agreement, which is subject to a number of conditions. If all conditions are met, the sale is expected to close in the second quarter of 2006. The net book value of these assets is nominal.

Camrose Pipe

Camrose Pipe was a partnership situated in Camrose, Alberta which manufactured small- and large-diameter pipe. The Corporation held a 40% interest in this partnership. The sale, with gross proceeds of $23 million, closed in the second quarter 2005. The resulting pre-tax gain of $4 million from the sale is included in discontinued operations during second quarter 2005. Netted in the pre-tax gain is a settlement loss of approximately $5 million relating to the Corporation's share of Camrose Pipe's pension and other benefit plans.

MOLY-COP Canada

MOLY-COP is located in Kamloops, British Columbia and produces forged grinding balls for the mining and mineral industry. AltaSteel, a wholly owned subsidiary of the Corporation, has a 50% ownership interest in this partnership. All of the ballstock processed at this plant was acquired from AltaSteel. MOLY-COP was sold as part of the previously mentioned sale to Moly Cop Steel Inc. that closed on January 31, 2006.

Financial Information

The following outlines the net sales, earnings (loss) before income taxes, and net earnings (loss) applicable to discontinued operations of the Manufactured Products Segment:

Years ended December 31 (in millions)	2005	2004
Net Sales	$ 427	$ 505
Costs, amortization, and financial expense	445	493
	(18)	12
Write-down of property, plant and equipment	–	18
(Gain) loss on sale of assets / shares	17	(7)
Curtailment expense	15	–
Settlement expense	24	–
Earnings (loss) before income taxes	(74)	1
Current income taxes (recovery)	2	(1)
Future income taxes (recovery)	(10)	1
Future income tax valuation allowance	2	4
Net loss	$ (68)	$ (3)

The assets and liabilities of the discontinued operations in the Manufactured Products Segment are as follows:

At December 31 (in millions)	2005		2004
	Held for Sale[1]	Assets and Liabilities[2]	Assets and Liabilities[3]
Current assets[4]	$ 69	18	$ 179
Property, plant, and equipment	9	–	15
Deferred pension cost	26	25	61
Future income taxes	–	–	2
Total assets	104	43	257
Current liabilities	26	11	59
Employee future benefits	52	45	88
Total liabilities	78	56	147
Net investment (liability)	$ 26	(13)	$ 110

(1) Represents the assets and liabilities of Stelwire, Stelfil and MOLY-COP (2005) and CHT Steel (2004) that are presented as assets or liabilities held for sale on the Consolidated Statement of Financial Position.

(2) Pertains to the assets and liabilities of Welland Pipe and Stelpipe that are not for sale.

(3) Pertains to the assets and liabilities of Stelpipe Stelwire, Stelfil, and MOLY-COP (2004) that are included in the balances on the Consolidated Statement of Financial Position.

(4) Included in current asset is cash and cash equivalents of $6 million.

Summary

The following tables summarize the net sales, earnings (loss) before income taxes, and net earnings (loss) relating to all of the Corporation's discontinued operations:

Years ended December 31 (in millions)			2005			2004
	Mini-mills	Manufactured Products	Total	Mini-mills	Manufactured Products	Total
Net Sales	$ 446	427	873	$ 462	505	967
Costs, amortization, and financial expense	419	445	864	412	493	905
	27	(18)	9	50	12	62
Write-down of property, plant and equipment	–	–	–	–	18	18
(Gain) loss on sale of assets / shares	–	17	17	–	(7)	(7)
Curtailment expense	22	15	37	–	–	–
Settlement expense	–	24	24	–	–	–
Earnings (loss) before income taxes	5	(74)	(69)	50	1	51
Current income taxes (recovery)	(3)	2	(1)	6	(1)	5
Future income taxes (recovery)	4	(10)	(6)	11	1	12
Future income tax valuation allowance	–	2	2	–	4	4
Net earnings (loss)	$ 4	(68)	(64)	$ 33	(3)	30

The total assets and liabilities held for sale relating to all of the Corporation's discontinued operations are as follows:

At December 31 (in millions)			2005
	Mini-mills	Manufactured Products	Total
Current assets	$ 145	69	214
Property, plant, and equipment (Note 14)	98	9	107
Deferred pension cost (Note 22)	(7)	26	19
Future income taxes	11	–	11
Total assets held for sale	247	104	351
Current liabilities	62	26	88
Employee future benefits (Note 22)	53	52	105
Long-term debt (Note 17)	12	–	12
Future income taxes	–	–	–
Other	1	–	1
Total liabilities held for sale	128	78	206
Net investment held for sale	$ 119	26	145

The total assets and liabilities that are not reflected as assets or liabilities held for sale on the Statement of Financial Position relating to all of the Corporation's discontinued operations are as follows:

Years ended December 31 (in millions)		2005			2004	
	Mini-mills	Manufactured Products	Total	Mini-mills	Manufactured Products	Total
Current assets	$ –	18	18	$ 147	179	326
Property, plant, and equipment	–	–	–	93	15	108
Deferred pension cost	–	25	25	9	61	70
Future income taxes	–	–	–	5	2	7
Total assets	–	43	43	254	257	511
Current liabilities	–	11	11	69	59	128
Employee future benefits	–	45	45	48	88	136
Long-term debt	–	–	–	16	–	16
Future income taxes	–	–	–	1	–	1
Total liabilities	–	56	56	134	147	281
Net investment (liability)	$ –	(13)	(13)	$ 120	110	230

Note 11. Components of Consolidated Income Taxes

Components of future income tax assets and liabilities are summarized as follows:

At December 31 (in millions)			2005	2004
	Total	Held for Sale	Continuing Operations	
Future income tax assets				
Employee future benefits	$ 337	37	300	$ 324
Non-capital loss carry-forwards	109	12	97	104
Corporate minimum taxes	18	–	18	21
Other	30	6	24	12
Total future income tax assets before valuation allowance	494	55	439	461
Less: valuation allowance	(311)	(22)	(289)	(318)*
Total future income tax assets after valuation allowance	183	33	150	143
Future income tax liabilities				
Plant and equipment – difference in net book value and unamortized capital cost	127	9	118	135
Deferred pension cost	47	10	37	70
Investment in foreign joint ventures	23	–	23	23
Other	32	2	30	14
Total future income tax liabilities	229	21	208	242
Net future income tax liability	$ (46)	12	(58)	$ (99)

* Consists of a valuation allowance of $307 million for continuing operations and $11 million for discontinued operations.

The tax basis of various assets including the non-capital loss carry-forwards may change as a result of the CCAA Plan implementation.

The future income tax asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

At December 31 (in millions)	2005 Total	2005 Held for Sale	2005 Continuing Operations	2004
Future income tax asset – current	$ 23	1	22	$ 15
Future income tax asset – non-current	23	11	12	6
Future income tax liability – non-current	(92)	–	(92)	(120)
Total future income tax asset (liability)	$ (46)	12	(58)	$ (99)

The income tax expense differs from the amount calculated by applying Canadian income tax rates (Federal and Provincial) to the earnings (loss) before income taxes from continuing operations, as follows:

Years ended December 31 (in millions)	2005 Total	2005 Discontinued Operations	2005 Continuing Operations	2004*
Earnings (loss) before income taxes	$ (108)	(69)	(39)	$ 41
Income tax expense (recovery) computed using Statutory income tax rates (43%)	(47)	(30)	(17)	18
Add (deduct):				
Manufacturing and processing credit	10	6	4	(4)
Resource allowance / depletion	(7)	–	(7)	(3)
Valuation allowance (release)	(7)	9	(16)	(8)
Minimum tax	3	–	3	5
Non-recognition on asset sale	14	14	–	
Impact of reclassification of convertible debentures (Note 17)	–	–	–	5
Impact of intercompany foreign exchange	4	–	4	7
Adjustment to foreign tax liabilities previously recognized	–	–	–	(8)
Other	(5)	(4)	(1)	(5)
Income tax expense (recovery)	$ (35)	(5)	(30)	$ 7

* Restated to reflect continuing operations only.

Future income taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

While the Corporation and its subsidiaries recognize future income tax assets where applicable, a future income tax asset valuation allowance of $289 million for continuing operations is recorded as of December 31, 2005 ($307 million as of December 31, 2004) to reduce the consolidated net future income tax asset.

Note 12. Inventories

(in millions)		2005		2004
Raw materials and supplies	$	306	$	358
Finished and semi-finished products		477		486
Total inventories	$	783	$	844

Note 13. Bank and Other Short-term Indebtedness

(in millions)		2005		2004
Applicants	$	191	$	187
Non-Applicants		–		29
Total bank and other short term indebtedness	$	191	$	216

The weighted average interest rate on the Corporation's consolidated bank indebtedness was 7.50% in 2005 (6.46% in 2004).

Financing during CCAA proceedings

To ensure the Corporation has sufficient liquidity to fund the ordinary course of operations for the duration of the CCAA process, Debtor-in-Possession ("DIP") financing was secured. In addition, an accommodation agreement to the Corporation's $350 million revolving operating credit facility was negotiated as the CCAA filing was an event of default under its terms and conditions.

DIP Financing

This financing is with CIT Business Credit Canada Inc., General Electric Capital Canada Inc., and BABC Global Finance Inc. (the "Lenders"), participating in the same percentages as in the $350 million revolving credit facility.

The agreement includes Stelco Inc. as well as Stelpipe, Welland Pipe, and CHT Steel (collectively, the "Subsidiary Companies") and is for $75 million as a revolving line of credit. Stelwire was included in the agreement prior to its sale on February 1, 2006. The DIP is secured by a second charge on the receivables, inventory and general intangibles and a first charge on property, plant, and equipment of Stelco Inc. Each of the Subsidiary Companies, excluding Stelwire as noted above, has guaranteed payment of the Borrower's obligations and provided Lenders' liens on all their assets as security.

An amendment to the DIP agreement was negotiated on December 1, 2005 extending the maturity date to the earliest of (i) March 31, 2006; (ii) the effective date of a CCAA Plan; and iii) termination of the $350 million revolving credit facility. The DIP agreement was subsequently amended on December 31, 2005 modifying certain covenants associated with this credit facility.

Interest rates are Canadian prime rate plus 4%, U.S. base rate plus 4%, or unused facility fee margin of 0.5%. A commitment fee of 0.5% remains from the initial revolving line of credit dated March 8, 2004 and is to be paid at the time of the first drawing on this loan.

Accommodation Agreement

Under the accommodation agreement dated January 29, 2004 (the "Accommodation Agreement"), the lenders agreed (i) to continue to make the credit facilities available; (ii) to make certain amendments to the revolving operating credit facility; and (iii) to forbear exercising remedies under the revolving operating credit facility as a result of the CCAA filing event of default.

Based on an extension granted December 1, 2005, this Accommodation Agreement (and the term of the $350 million revolving operating credit facility) will expire at the earliest of (i) March 31, 2006; (ii) the effective date of a CCAA Plan; (iii) termination of the DIP facility; and (iv) the date at which the Lenders shall have terminated the forbearance under the terms of the Accommodation Agreement due to a further event of default.

Interest rates under the Accommodation Agreement are (i) prime rate loans – prime rate plus 2.50%; (ii) U.S. base rate loans – U.S. base rate plus 2.50%; (iii) LIBOR loans – LIBOR plus 4%; (iv) Banker's acceptance drawing fee – 4%; (v) issuance of any letter of credit – 4%.

Note 14. Property, Plant, and Equipment

At December 31 (in millions)	2005 Total	Held for Sale	Continuing Operations	2004
Raw material plants and properties	$ 417	–	417	$ 412
Manufacturing plants and properties	3,780	362	3,418	3,841
	4,197	362	3,835	4,253
Deduct: accumulated amortization	(3,370)	(259)	(3,111)	(3,340)
	827	103	724	913
Construction in progress	212	4	208	86
Total property, plant, and equipment	$ 1,039	107	932	$ 999

Note 15. Intangible Assets

At December 31 (in millions)	2005 Continuing Operations	2004
Computer systems and applications development in progress	$ 79	$ 70
Deduct: accumulated amortization	7	4
Net intangible assets	72	66
Intangible assets subject to amortization (in operation)	34	34
Amortization expense	$ 3	$ 3

Computer systems and applications relate to the Corporation's enterprise resource planning ("ERP") systems for maintenance, order flow logistics, procurement, human resources, and finance functions, in use or being developed for continuing operations. Amortization is being recorded on those modules and components that are in operation using a useful life of 10 years. One ERP system remains under development for which the implementation of the first phase is targeted for the second quarter of 2006.

Note 16. Proportionately Consolidated Joint Ventures

The Corporation's joint ventures are an integral part of operations and exist to provide raw materials and certain manufacturing, finishing, and sales functions.

The following is a summary of the Corporation's proportionate share of the financial position, operating results, and cash flows of the joint ventures.

(in millions)			2005	2004
	Total	Held for Sale	Continuing Operations	
Current assets	$ 95	15	80	$ 119
Other assets	169	3	166	179
Total assets	264	18	246	298
Current liabilities	57	4	53	77
Other liabilities	40	1	39	42
Equity	$ 167	13	154	$ 179

(in millions)	2005	2004
Revenue	$ 21	$ 24
Expense	17	13
Net earnings from continuing operations	4	11
Net earnings from discontinued operations	11	7
Net earnings	$ 15	$ 18

(in millions)	2005	2004
Cash provided by (used for)		
Operating activities	$ 38	$ 29
Investing activities	(36)	(30)
Financing activities	(2)	3
Discontinued operations activities	2	(2)
Net increase (decrease) in cash and cash equivalents	$ 2	$ –

Note 17. Long-term Debt

At December 31 (in millions)			2005	2004
	Total	Discontinued Operations	Continuing Operations	
10.4% retractable unsecured debentures due November 30, 2009 (see (a) and (d) below)	$ 125	$ –	$ 125	$ 125
9.5% convertible unsecured subordinated debentures due February 1, 2007 (see (b) below)	90	–	90	90
8% retractable unsecured debentures due February 15, 2006 (see (c) and (d) below)	150	–	150	150
Computer system financing maturing March 31, 2012 (see (e) below)	47	–	47	47
Long-term debt of Applicants subject to compromise (Notes 1 and 7)	412	–	412(1)	412(1)
Term loan at Canadian Prime Rate plus 2.50% matured on June 10, 2005 (see (f) below)	22	–	22(2)	27(2)
Term loan at Bankers' Acceptance Rate plus 1.50% maturing on January 31, 2008 (see (f) below)	33	–	33	45
Term loan at 6.20% matured on July 4, 2005 (see (f) below)	–	–	–	1
Term loan at 7.20% maturing on January 3, 2008 (see (f) below	6	6	–	7
Term loans at Bankers' Acceptance Rate plus 1.00 to 1.125% or Canadian Prime Rate plus 0.5% maturing on January 3, 2008 (see (f) below)	10	10	–	13
Long-term debt of non-Applicants	71	16	55	93
Less: amount subject to compromise (Notes 1 and 7)	(12)	–	(12)(2)	–
Long-term debt of non-Applicants not subject to compromise	59	16	43	93
Less amount due within one year	27	4	23	44
Long-term debt	$ 32	$ 12	$ 20	$ 49

(1) The CCAA filing was an event of default under the $150 and $125 million debentures and $90 million convertible debentures. The Corporation defaulted on a $47 million financing agreement in October 2004 when a scheduled payment was not made. As a result, both debentures, the convertible debentures and the financing were due and payable immediately or subject to immediate acceleration, subject to the provisions of the Initial Order (see Note 1).

(2) On March 10, 2004, the Corporation did not make the quarterly installment on the term loan associated with the Stelco Hamilton plate mill which resulted in a default of the debt. This debt is a liability of a wholly owned subsidiary of Stelco Inc., which is not an Applicant under the CCAA filing described in Note 1. On October 13, 2004, the agent for the lenders of the term loan notified Stelco Inc. that, as a result of the default in payment, Stelco Inc. was obligated to pay under a tolling agreement between Stelco Inc. and the subsidiary an amount equal to the amount owing under the term loan. Net proceeds from the sale of the plate mill assets (see Note 5) have and will be used to partially satisfy this obligation. A claim of $12 million, representing the expected shortfall after asset sales proceeds are applied was filed and accepted in the fourth quarter of 2005 (Note 7). Interest continues to be calculated in accordance with the terms of the credit agreement.

Repayments of long-term debt related to continuing operations of non-Applicants over the next five years amount to $23 million in 2006, $13 million in 2007, and $7 million in 2008. These repayments do not include debt subject to compromise or repayments relating to discontinued operations.

(a) The debentures mature on November 30, 2009 but were redeemable after November 30, 1999 at the option of the Corporation at a redemption price equal to the greater of the Canada Yield Price and par. Canada Yield Price means, in effect, a price for the debentures calculated on the business day preceding the date on which the Corporation gave notice of redemption, to provide a yield to maturity equal to the yield on a non-callable Government of Canada bond, issued at 100% of its principal amount with a term to maturity equal to the remaining term to maturity of the debentures, plus 0.40%. As noted above, these debentures are currently in default.

(b) The effective interest rate on the debentures is 16.65%. The debentures were convertible at the option of the holder into Series A Convertible Common Shares ("Shares") of the Corporation at any time prior to the maturity date at a conversion price of $4.50 per share. The debentures were redeemable by the Corporation, under certain circumstances, on and after February 1, 2005. The Corporation had the option to pay interest in cash, or by the issuance to a Trustee of Shares, the proceeds of the sale of which would be used to discharge the interest payment to the holder. The Corporation had the option to repay the principal amount of the debentures, at redemption or maturity, in cash or by the issuance of Shares directly to the holder. As a result of the change in accounting policy referred to in Note 3, the debentures have been reclassified as a component of long-term debt with an initial allocation of $67 million to the principal element. The balance, $23 million, remains in equity and was allocated to the value of the debenture holders' conversion option at the date of issue.

As a further result of the filings described in Note 1, the Corporation recorded in first quarter 2004 a reorganization charge of $15 million (see Note 4) in order to reflect the convertible debenture balance at the principal amount of $90 million and the convertible debentures have been classified as liabilities subject to compromise (see Note 7).

(c) The debentures matured on February 15, 2006 and were redeemable at any time at the option of the Corporation at a redemption price equal to the greater of the Canada Yield Price and par. Canada Yield Price means, in effect, a price for the debentures calculated on the business day preceding the date on which the Corporation gave notice of redemption, to provide a yield to maturity equal to the yield on a non-callable Government of Canada bond, issued at 100% of its principal amount with a term to maturity equal to the remaining term to maturity of the debentures, plus 0.50%. As noted above, these debentures are currently in default.

(d) Throughout the life of the debentures, upon the occurrence of both a designated event and a rating decline, a holder of debentures may require the Corporation to purchase all or any portion of such holder's debentures unless a rating recovery has occurred. For these purposes, designated event includes significant changes in ownership, control or structure of the Corporation or membership of the Board of Directors or certain distributions of cash, property, or securities excluding regular dividends and distributions of non-redeemable and non-retractable shares of the Corporation.

(e) The Corporation had arranged financing with the service provider primarily relating to the development cost of new enterprise resource planning systems during the 24-month period beginning April 1, 2002, at an interest rate of 9.1% to a maximum of $47 million plus accrued interest. As a result of the failure to commence repayments in October 2004, as required under the financing agreement, the debt is currently in default.

(f) These term loans are secured by claims on the assets of the borrowers (various subsidiaries and joint ventures of the Corporation) and are payable in monthly, quarterly, or semi-annual installments ending on the maturity dates shown.

Note 18. Commitments and Contingencies

(a) Capital programs

The estimated cost to complete previously approved capital programs of continuing operations is $123 million. Of this amount $67 million relates to Phase 2 of the Stelco Lake Erie hot strip mill upgrade. An additional $9 million pertains to steam generators for both Integrated Steel plants.

(b) Operating leases

Future minimum rental payments required under operating leases at continuing operations that have initial or remaining lease terms in excess of one year at December 31, 2005 are:

(in millions)	
2006	$ 10
2007	7
2008	2
2009	2
2010	1
Subsequent to 2010	1
Total operating leases	$ 23

(c) Contingencies

Various lawsuits and claims, other than matters arising out of the filings as described in Note 1 and the claims process as described in Note 7, are pending by and against the Corporation and provisions have been recorded where appropriate under liabilities subject to compromise. In addition, as a result of the filings as described in Note 1, proceedings related to matters arising prior to January 29, 2004 are stayed and suspended and are subject to compromise under the CCAA process.

In addition, a $350 million lawsuit was launched against the Corporation by Georgian Windpower Corporation ("GWC") relating to a Memorandum of Understanding ("MOU") and Agreement to Enter into a Land Lease Agreement ("AELLA") that the Corporation terminated in accordance with its provisions in April 2005. As ordered by the Court on June 28, 2005, the claim relating to the MOU should be removed from the statement of claim and dismissed. This ruling was overturned by the Ontario Court of Appeal in January 2006. With respect to that portion of the claim that relied on the AELLA, the Court held that the AELLA portion of the claim could proceed and that the stay would be lifted to allow it to be initiated and filed, but that no further action may be taken by GWC until the Corporation emerges from CCAA protection except with leave of the Court. As a result of the Ontario Court of Appeal decision, both the MOU and ALLEA will survive the CCAA process. The result of this claim is not determinable at this time and consequently the Corporation has not recorded any provisions in the consolidated financial statements.

Note 19. Capital Stock and Dividends

(a) Authorized shares

Under the Canada Business Corporations Act, the Corporation is authorized to issue, in series, unlimited numbers of Preferred Shares and Common Shares without nominal or par value.

(b) Capital stock – Convertible common shares – stated capital

At December 31	2005			2004		
	Number of shares			Number of shares		
	Series A	Series B	(millions)	Series A	Series B	(millions)
Opening balance	101,783,542	465,658	$ 781	101,908,302	340,901	$ 781
Transfers between series (see below)	(1,047,577)	1,047,577	–	(124,760)	124,760	–
Exercise of stock options (see Note 20)	–	–	–	–	–	–
Fractional shares purchased and cancelled	–	(2)	–	–	(3)	–
Outstanding	100,735,965	1,513,233	$ 781	101,783,542	465,658	$ 781

The Convertible Common Shares of each series are voting, convertible into one another on a share-for-share basis, and rank equally in all respects except that the dividends, if any, on the Series B Convertible Common Shares may be paid by way of a stock dividend in Series B Convertible Common Shares in accordance with the conditions attaching to such shares, and dividends, if any, on the Series A Convertible Common Shares are normally payable in cash.

The Common Shares were delisted from the Toronto Stock Exchange as at the close of trading on March 10, 2006, as these shares will be eliminated on Plan implementation with no value being attributed to them (Note 1).

(c) Dividends

No dividends were declared or paid in 2005 or 2004.

Shareholder rights plan (the "Rights Plan")

A shareholder rights plan was adopted on December 14, 1998, to give the Board of Directors and the shareholders sufficient time to consider the terms of a takeover bid and allow more time for the Board to pursue, if appropriate, other alternatives to maximize shareholder value. Pursuant to the Sanction Order, the Rights Plan terminates on the Plan Implementation Date (Note 1).

Note 20. Stock-based Compensation

Key Employee Stock Option Plan

Under the Key Employee Stock Option Plan ("KESOP"), 13,000,000 Convertible Common Shares are reserved for issuance, of which 3,114,653 shares remained available at December 31, 2005. Under the KESOP, the exercise price of each option equals the market price of the Corporation's Convertible Common Shares on the date of the grant. All options granted mature 10 years after the grant date and vest, or vested, 1/3 each year in the first three years after the date of the grant.

Options outstanding at December 31, 2005 are as follows:

Total options outstanding	Exercise price per share	Number exercisable	Expiry date
387,000	11.55	387,000	February 5, 2008
446,000	8.30	446,000	February 8, 2009
100,000	10.90	100,000	July 12, 2009
401,000	8.80	401,000	February 8, 2010
972,668	3.73	972,668	February 7, 2011
709,672	4.50	709,672	February 6, 2012
728,673	4.25	617,020	February 5, 2013
250,000	1.20	166,667	November 25, 2013
1,000,000	2.47	333,334	January 5, 2014
4,995,013		4,133,361	

A summary of option activity during 2005 and 2004 is as follows:

	2005		2004	
		Weighted average		Weighted average
	Total options	Exercise price	Total options	Exercise price
Outstanding at beginning of year	5,131,352	5.179	5,071,015	6.118
Granted	–	–	1,000,000	2.469
Expired or cancelled	(136,339)	8.036	(939,663)	7.363
Outstanding at end of year	4,995,013	5.101	5,131,352	5.179
Exercisable at end of year	4,133,361	5.628	3,643,711	6.180
Compensation cost (gain) loss ($ millions)		$ –		$ 1

No stock options were exercised during 2005 or 2004.

The compensation cost for the grant made under the KESOP in 2004 was determined at the grant date using the fair value method by applying the Black-Scholes option-pricing model using the following assumptions:

Grant Date	January 5, 2004
Expected volatility	30%
Risk-free interest rate	3.60%
Expected life	4–6 years
Expected dividends	nil

The KESOP will terminate on the Plan Implementation Date pursuant to the Sanction Order (Note 1) and no options will remain outstanding.

Deferred Share Unit Plan

On May 1, 2001, the Board of Directors approved a Deferred Share Unit Plan (the "DSUP") for members of the Board and certain officers of the Corporation and its subsidiaries. The DSUP became effective on July 1, 2001. Under the terms of the DSUP, a Director may elect to receive all or a portion of his or her compensation, and certain officers may elect to receive all or a portion of certain elements of their compensation, in the form of notional Series A Convertible Common Shares of the Corporation (the "Shares"), which are referred to as deferred share units ("DSUs"). Annual elections are generally required. The number of DSUs to be credited to a "Unit holder's" account is determined by dividing the applicable amount of the compensation by the market value of the Shares at the time the compensation would otherwise have been paid. The DSUs are redeemable in cash in an amount equivalent to the number of DSUs in the unit holder's account, multiplied by the market value of the Shares at the time of redemption determined following retirement or termination of employment.

A summary of activity during 2005 and 2004 is as follows:

	2005		2004	
	DSUs	Weighted average price	DSUs	Weighted average price
Outstanding at beginning of period	362,030	$ 2.031	429,740	$ 2.182
Granted	–	–	3,153	0.773
Exercised	–	–	(70,863)	2.279
Balance at end of period	362,030	$ 0.224	362,030	$ 2.031
Compensation cost (gain) loss ($ in millions)		$ (1)		$ nil

Note 21. Supplemental Disclosure of Cash flow Information

Years ended December 31 (in millions)	2005	2004*
Cash paid for interest (including convertible debentures)	$ 23	$ 34
Cash paid for income taxes	19	4
Expenditures for intangible assets financed directly by the service provider and excluded from the Consolidated Statement of Cash Flows (Note 17(e))	–	1

* Restated to reflect continuing operations only.

Note 22. Employee Future Benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing benefits to most of its employees. Quantitative information provided in this note includes all of these plans either in total or, where indicated, as weighted averages. Qualitative information, such as details of benefits provided, refers to the plans at the Corporation and its wholly owned subsidiaries, and due to the number of employees covered by these plans relative to the plans at the joint ventures, is indicative of the factors that affect all employee future benefit cost.

Defined contribution plans

Total expense and cash payments for the Corporation's defined contribution pension plans were $3.1 million in 2005 ($8.6 million in 2004.

Defined benefit plans

The defined benefit plans provide pension, other retirement, and post-employment benefits to salaried employees hired previous to August 1, 1997, and to most hourly rated employees. Employees do not contribute to the plans that are maintained by the Corporation's business units and wholly owned subsidiaries.

Defined pension benefits for salaried employees are calculated based on an average of their highest five years earnings. Pensions payable from these plans are not indexed for inflation. Pension benefits for hourly rated employees are based on years of service multiplied by dollar factors in accordance with collective agreements in order to determine the monthly pension payment amount. Cost-of-living adjustments are provided for bargaining unit retirees in accordance with the collective agreements.

Other benefit plans provide health care benefits including dental, hearing, vision, prescription drugs, and hospital care to retirees, their spouses and dependants, and to the retirees' surviving spouses, and life insurance coverage on the retiree. In addition, other benefit plans provide compensated absence benefits in the form of vacation to be taken immediately before retirement if certain service requirements are met.

Estimated average remaining service life

The estimated average remaining service life of active employees covered by the defined benefit pension plans for both 2005 and 2004 ranges from 6 to 14 years. The estimated average remaining service life of active employees covered by the defined benefit plans providing other benefits ranges from 8 to 14 years in both 2005 and 2004.

Cash payments to benefit plans

Total cash payments to employee future benefits plans, including cash contributed by the Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures to funded pension plans, cash payments directly to employees for unfunded plans, and cash contributed to its defined contribution plans, was $211 million in 2005 ($165 million in 2004). These amounts include payments to the Ontario Pension Benefit Guarantee Fund (PBGF) of $16 million in 2005 and $10 million in 2004. The Corporation elected to designate its four principal pension plans (Stelco Inc. and Stelco Lake Erie hourly rated and salaried) as Qualifying Plans, pursuant to regulations under the Pension Benefits Act, which results in higher payments into the PBGF and waiver of solvency funding payments otherwise required. Effective on the date the Corporation emerges from CCAA, this election will no longer be available to the Corporation. As a result, Stelco and the Province of Ontario entered into a funding agreement with respect to its four principal pension plans aimed at substantially reducing or eliminating the solvency deficiencies in these plans over a ten-year period. The Province Agreement (Note 1) would require an initial upfront payment of $400 million into the four principal plans, less any contributions to plans already made in 2006. Annual funding under this arrangement will commence July 1, 2006 requiring Stelco to make a $65 million in equal monthly contributions in years 1 – 5 (half of which is required in 2006), increasing to $70 million in equal monthly contributions in years 6 – 10. Further information can be found in Note 1 under Pension Plan funding Arrangements.

Funding for the pension plans of other continuing operations are expected to be approximately $19 million in 2006. The Corporation currently expects that payments in 2006 for other benefit plans relating to its continuing operations to be approximately $53 million.

Accrued benefit obligation and plan assets

Information about the Corporation's defined benefit plans, in aggregate, is as follows:

Pension Benefit Plans

	2005			2004
At December 31 (in millions)	Total	Held for Sale	Continuing Operations	
Accrued benefit obligation				
Balance at beginning of year	$ 3,807	$ 392	$ 3,415	$ 3,556
Current service cost	53	8	45	56
Interest cost	214	22	192	209
Benefits paid	(237)	(20)	(217)	(212)
Actuarial losses	419	47	372	245
Plan curtailments	(10)	(10)	–	(1)
Plan amendments	13	12	1	1
Divestitures	(46)	(45)	(1)	(37)
Settlements	–	–	–	(14)
Other	(2)	(1)	(1)	4
Balance at end of year	4,211	405	3,806	3,807
Plan assets				
Fair value at beginning of year	2,932	332	2,600	2,804
Actual return on plan assets	411	36	375	313
Administrative expenses paid	–	–	–	(9)
Employer contributions	128	30	98	85
Benefits paid	(237)	(20)	(217)	(212)
Divestitures	(53)	(52)	(1)	(37)
Settlements	(1)	–	(1)	(14)
Other	(2)	(1)	(1)	2
Fair value at end of year	3,178	325	2,853	2,932
Funded status – plan deficit	(1,033)	(80)	(953)	(875)
Unamortized net actuarial loss	976	99	877	858
Unamortized past service costs	188	–	188	231
Accrued benefit asset	131	19	112	214
Valuation allowance	–	–	–	(1)
Accrued benefit asset net of valuation allowance	$ 131	$ 19	$ 112	$ 213

Other Benefit Plans

At December 31 (in millions)	2005 Total	Held for Sale	Continuing Operations	2004
Accrued benefit obligation				
Balance at beginning of year	$ 1,362	$ 150	$ 1,212	1,264
Current service cost	15	4	11	16
Interest cost	77	8	69	76
Benefits paid	(62)	(4)	(58)	(60)
Actuarial losses	160	21	139	77
Plan amendments	1	1	–	(8)
Divestitures	(24)	(24)	–	–
Other	3	–	3	(3)
Balance at end of year	1,532	156	1,376	1,362
Plan assets				
Fair value at beginning of year	11	–	11	10
Actual return on plan assets	1	–	1	1
Employer contributions	2	–	2	2
Benefits paid	(1)	–	(1)	(1)
Other	(1)	–	(1)	(1)
Fair value at end of year	12	–	12	11
Funded status – plan deficit	(1,520)	(156)	(1,364)	(1,351)
Unamortized net actuarial loss	523	47	476	386
Unamortized past service costs	(6)	–	(6)	(4)
Accrued benefit liability	(1,003)	(109)	(894)	(969)
Valuation allowance	–	–	–	–
Accrued benefit liability net of valuation allowance	$ (1,003)	$ (109)	$ (894)	$ (969)

The accrued benefit asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

At December 31 (in millions)	2005 Total	Held for Sale*	Continuing Operations	2004
Deferred pension cost	$ 131	$ 19	$ 112	$ 213
Employee future benefits liability – current	(64)	(4)	(60)	(62)
Employee future benefits liability – non-current	(939)	(105)	(834)	(907)
Total employee future benefits liability	$ (1,003)	$ (109)	$ (894)	$ (969)

* Characterized as either current assets or current liabilities held for sale (Note 10) on the Consolidated Statement of Financial Position.

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

Pension Benefit Plans

	2005			2004
At December 31 (in millions)	Total	Held for Sale	Continuing Operations	
Accrued benefit obligation	$ 4,211	$ 405	$ 3,806	$ 3,700
Fair value of plan assets	3,178	325	2,853	2,821
Funded status – plan deficit	$ (1,033)	$ (80)	$ (953)	$ (879)

Other Benefit Plans

	2005			2004
At December 31 (in millions)	Total	Held for Sale	Continuing Operations	
Accrued benefit obligation	$ 1,532	$ 156	$ 1,376	$ 1,362
Fair value of plan assets	12	–	12	11
Funded status – plan deficit	$ (1,520)	$ (156)	$ (1,364)	$ (1,351)

Plan Assets

The Corporation's weighted average pension plan asset allocation at December 31 is as follows:

Percentage of plan assets	2005*	2004
Asset category		
Equity investments	53%	52%
Debt investments	43%	44%
Other	4%	4%
Total	100%	100%

* Related to continuing operations only.

Net benefit plan cost

Elements of defined benefit costs recognized in the year:

Pension Benefit Plans

	2005			2004
Years ended December 31 (in millions)	Total	Discontinued Operations	Continuing Operations	
Current service cost	$ 53	$ 8	$ 45	$ 56
Interest cost	214	22	192	209
Net actual return on plan assets	(411)	(36)	(375)	(304)
Actuarial losses on the accrued benefit obligation in the year	419	47	372	245
Cost of plan amendments in the year	13	12	1	1
Curtailments	33	33	–	–
Settlements	16	16	–	1
Ontario Pension Benefit Guarantee Fund	16	–	16	10
Other	–	–	–	–
Employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	353	102	251	218
Adjustments to recognize the long-term nature of employee future benefit costs:				
Difference between expected return and actual return on plan assets for the year	206	13[(a)]	193[(a)]	104
Difference between actuarial gain (loss) recognized for the year and actual actuarial gain (loss) on accrued benefit obligation for the year	(351)	(41)[(b)]	(310)[(b)]	(192)
Difference between amortization of past service costs for the year and actual plan amendments for the year	11	(10)[(c)]	21[(c)]	23
Valuation allowance	(1)	–	(1)	1
Net benefit costs recognized	$ 218	$ 64	$ 154	$ 154

(a) Continuing operations: expected return on plan assets of $182 million minus actual return on plan assets $375 million equals deferral of return on plan assets of $193 million.
Discontinued operations: expected return on plan assets of $23 million minus actual return on plan assets $36 million equals deferral of return on plan assets of $13 million.

(b) Continuing operations: loss recognized in the year of $62 million minus actuarial loss on accrued benefit obligation in the year of $372 million equals deferral of actuarial loss of $310 million.
Discontinued operations: loss recognized in the year of $6 million minus actuarial loss on accrued benefit obligation in the year of $47 million equals deferral of actuarial loss of $41 million.

(c) Continuing operations: amortization of past service costs for the year of $22 million minus actual plan amendments in the year of $1 million equals recognition of past service costs of $21 million.
Discontinued operations: amortization of past service costs for the year of $2 million minus actual plan amendments in the year of $12 million equals deferral of past service costs of $10 million.

Other Benefit Plans

	2005			2004
Years ended December 31 (in millions)	Total	Discontinued Operations	Continuing Operations	
Current service cost	$ 15	$ 4	$ 11	$ 16
Interest cost	77	8	69	76
Net actual return on plan assets	(1)	–	(1)	(1)
Actuarial losses on the accrued benefit obligation in the year	160	21	139	77
Cost of plan amendments in the year	1	1	–	(8)
Curtailments	4	4	–	–
Settlements	8	8	–	–
Employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	264	46	218	160
Adjustments to recognize the long-term nature of employee future benefit costs:				
Difference between expected return and actual return on plan assets for the year	–	–	–	–
Difference between actuarial gain (loss) recognized for the year and actual actuarial gain (loss) on accrued benefit obligation for the year	(141)	(20)[a]	(121)[a]	(59)
Difference between amortization of past service costs for the year and actual plan amendments for the year	(2)	(1)	(1)	9
Valuation allowance	–	–	–	–
Net benefit costs recognized	$ 121	$ 25	$ 96	$ 110

(a) Continuing operations: loss recognized in the year of $18 million minus actuarial loss on accrued benefit obligation in the year of $139 million equals deferral of actuarial loss of $121 million.
Discontinued operations: loss recognized in the year of $1 million minus actuarial loss on accrued benefit obligation in the year of $21 million equals deferral of actuarial loss of $20 million.

Measurement and valuation

The measurement date for the Corporation's principal employee future benefit plans is December 31. Actuarial valuations on the Corporation's four principal pension plans for 2005 funding purposes were carried out on December 31, 2004. These plans are subject to a valuation review every year. Actuarial valuations for the plans of subsidiaries are generally required every three years. Actuarial valuations for funding purposes were required at December 31, 2005, for the four principal plans (Stelco Inc. and Stelco Lake Erie hourly rated and salaried) and for some plans of the subsidiaries.

As required under fresh start accounting, a re-measurement will be required on the Plan Implementation Date and will apply to all plans, including the elimination of all actuarial losses and past service costs that were deferred immediately prior to the Plan Implementation Date. The subsequent annual reporting will continue to be on a calendar year basis commencing December 31, 2006.

Significant assumptions

The significant actuarial assumptions adopted are as follows (weighted average):

Accrued benefit obligation as of December 31:

	2005*		2004	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	5.00%	5.00%	5.75%	5.96%
Expected long-term rate of return on plan assets	7.00%	8.50%	7.50%	8.50%
Estimated rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Benefit costs for years ended December 31:

	2005*		2004	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	5.75%	5.96%	6.00%	6.21%
Expected long-term rate of return on plan assets	7.50%	8.50%	7.50%	8.40%
Estimated rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Assumed health care cost trend rates at December 31:

	2005*	2004
Initial health care cost trend rate	8.10%	8.00%
Cost trend rate declines to	4.50%	4.50%
Year that the rate reaches the rate it is assumed to remain at	2014	2013

* Reflects significant assumptions pertaining to continuing operations only.

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans (included in Other benefit plans). A one-percentage-point change in the assumed health care cost trend rates for continuing operation plans would have the following effects for 2005:

(In millions) increase (decrease)	One percentage point increase	One percentage point decrease
Total of service and interest cost	$ 13	$ (11)
Accrued benefit obligation	$ 202	$ (164)

Pension assumptions

Pension benefit obligations and the related effects on operations are calculated using actuarial models. In 2005, four critical assumptions – the discount rate, the retirement age, mortality, and expected return on assets – were important elements affecting plan cost and asset/liability measurement. Management evaluates three of these critical assumptions at least annually. Other assumptions involving demographic factors, such as mortality, are evaluated periodically and are updated to reflect expected future experience giving consideration to actual past experience. Actual results in any year will differ from assumptions.

Upon implementation of the CCAA Plan, the Corporation will review and update a number of the assumptions used to calculate employee future benefit obligations as required under fresh start accounting.

Note 23. Earnings (Loss) per Common Share

Interest on the convertible debentures is recorded in the Consolidated Statement of Earnings (Loss) as interest on long-term debt and debt subject to compromise. This amount, net of tax, is added back to net earnings (loss) from continuing operations and net earnings (loss) in order to calculate fully diluted earnings (loss) from continuing operations and fully diluted earnings (loss) per common share. Fully diluted earnings (loss) per common share is calculated by applying the treasury stock method for the potential exercise of stock options, and assuming the dilutive effect of the conversion of all outstanding convertible debentures at the $4.50 per share conversion price applicable to these debentures.

($ in millions)	2005	2004 Restated (Note 3 and 10)
Basic net earnings (loss) from continuing operations	$ (9)	$ 34
Convertible debentures – interest expense net of tax	6	6
Fully diluted net earnings (loss) from continuing operations	$ (3)	$ 40
Basic net earnings (loss)	(73)	64
Convertible debentures – interest expense net of tax	6	6
Fully diluted net earnings (loss)	$ (67)	$ 70
Weighted average number of common shares outstanding – basic	102,249,198	102,249,200
Incremental number of common shares assumed to be issued on the exercise of stock options	37,234	–
Common shares issued on the assumed conversion of convertible	20,000,000	20,000,000
Weighted average number of common shares outstanding – fully diluted	122,286,432	122,249,200
Options to purchase common shares not included in the above calculation*	4,745,013	5,131,352

* Exercise prices were greater than the average market price of the common shares during the periods.

In 2005, a basic net loss from continuing operations and a basic net loss were incurred, therefore options and convertible debentures related information have not been used to calculate fully diluted earnings per share from continuing operation and fully diluted earnings per share as both are anti-dilutive.

Note 24. Financial Instruments

Interest rate risk

The Corporation did not enter into any interest rate swap agreements during 2005 or 2004. As at December 31, 2005 or 2004, there were no interest rate swap agreements in place.

Foreign exchange risk

No foreign exchange contracts with arm's length counterparties were entered into in 2005 or 2004. Accordingly, none were outstanding as at December 31, 2005 or 2004.

Concentration of credit risk

The Corporation does not have significant exposure to any individual customer or counterparties. The major markets for the Corporation's products are the automotive sector, steel service centres, the construction industry, various industries that utilize pipe and tube products, and wire and wire products. Except in a few situations where the risk warrants it, the Corporation does not require collateral on trade receivables. The Corporation reviews its customers' credit histories before extending credit and conducts regular reviews of its existing customers' credit performances. Overall, credit risk related to the Corporation's trade receivables is limited due to the large number of customers in differing industries and geographical areas.

Fair values

The estimated fair value of the Corporation's long-term debt, including the portion due within one year and liabilities subject to compromise, is not reasonably determinable given the current status of the Corporation while under creditor protection (see Note 17). The carrying value of other financial instruments approximates fair value due to the short maturities or the terms and conditions attached to these instruments.

Note 25. Segmented Information

Discontinued Operations

Due to the restructuring of the Corporation's business, the operations of the Mini-mill segment (AltaSteel, Norambar, Genalta, and Fers et Métaux) and the Manufactured Products segment (Stelwire, Stelpipe, Stelfil, Camrose Pipe, MOLY-COP, and Welland Pipe) are discontinued and have been sold in whole or in part, or a sale is pending. Information relating to these businesses is contained in Note 10 – Discontinued Operations and is not disclosed below due to the related retroactive restatement of the consolidated financial statements.

Continuing Operations

The continuing operations of the Corporation, the Integrated Steel Segment, operate primarily within the North American market, as a group of businesses producing and marketing a wide range of steel products. Businesses in this segment produce raw materials (iron ore) and manufacture and sell slabs, hot rolled, cold rolled, and coated sheet, and bar. Intersegment sales are recorded at market value.

The following provides segmented information pertaining to the Integrated Steel Segment where the information cannot otherwise be found directly in the consolidated financial statements:

($ millions)	2005	2004
		(Restated – Note 3)
Net sales – trade	2,671	2,784
Intersegment sales	(118)	(226)
Net Sales	$ 2,553	$ 2,558
Shipments – trade (thousands of net tons)	3,601	3,972
Intersegment shipments	(156)	(337)
Shipments	3,445	3,635
Geographic segments		
Net sales		
Canada	2,257	2,318
United States	279	218
Other	17	22
Net sales	$ 2,553	$ 2,558
Capital assets – net		
Canada	947	899
United States	57	57
Capital assets – net	$ 1,004	$ 956

Note 26. Comparative Figures

As a result of the accounting involved with the non-core asset sales process in 2005, the consolidated statement of financial position is not directly comparable with that of the prior year. Reference should be made to Note 10 – Discontinued Operations for additional information.

Eleven-Year Summary

(Under Creditor Protection as of January 29, 2004 – Note 1)

($ in millions, except as indicated*)		2005	2004[1][2]	2003[3]	2002	2001
Operations (thousands of net tons)						
Production of semi-finished steel		3,931	4,474	5,135	5,149	4,959
Steel shipments		3,445	3,635	4,902	4,653	4,690
Income and expense[5][7]						
Net sales	$	2,553	2,558	2,740	2,755	2,561
Costs	$	2,370	2,292	2,834	2,576	2,593
	$	183	266	(94)	179	(32)
Write-down of plate mill assets/(gain) on sale of plate mill assets	$	(20)	–	–	87	–
Write-down of fixed assets	$	–	–	–	–	–
Amortization of property, plant, and equipment	$	108	105	132	138	132
Amortization of intangible assets	$	3	3	1	–	–
Operating earnings (loss)	$	92	158	(314)	41	(164)
Reorganization items	$	76	53	–	–	–
Financial expense						
Interest on long-term debt	$	42	44	40	43	49
Other interest (income) expense – net	$	13	20	12	5	4
Earnings (loss) from continuing operations before income taxes	$	(39)	41	(366)	(7)	(217)
Income taxes – recovery (expense)	$	14	(15)	113	10	39
Future income tax asset valuation (allowance) release	$	(16)	8	(304)	–	–
Earnings (loss) from continuing operations	$	(9)	34	(557)	3	(178)
Net earnings (loss) from discontinued operations	$	(64)	30	–	–	–
Net earnings (loss)	$	(73)	64	(564)	1	(178)
Earnings (loss) per common share from continuing operations	*$	(0.09)	0.33	(5.56)	(0.07)	(1.74)
Earnings (loss) per common share[4][9]	*$	(0.71)	0.63	(5.62)	(0.09)	(1.74)
– Fully diluted	*$	(0.71)	0.57	(5.62)	(0.09)	(1.74)
Financial position[5][7]						
Cash, restricted cash, and cash equivalents	$	42	43	23	67	41
Assets held for sale	$	360	–	–	–	–
Other current assets	$	1,128	1,367	978	1,234	1,060
Total current assets	$	1,530	1,410	1,001	1,301	1,101
Bank indebtedness	$	191	216	215	145	76
Liabilities held for sale	$	215	–	–	–	–
Other current liabilities	$	323	399	433	556	587
Total current liabilities	$	729	615	648	701	663
Working capital	$	801	795	353	600	438
Property, plant, and equipment (net)	$	932	999	1,095	1,291	1,299
Intangible assets (net)	$	72	66	61	38	13
Other non-current assets	$	145	243	289	351	415
Total investment	$	1,149	2,103	1,798	2,280	2,165
Long-term debt	$	20	49	395	419	456
Other non-current liabilities	$	941	1,039	962	845	892
Liabilities subject to compromise	$	630	583	–	–	–
Shareholders' equity	$	359	432	441	1,016	817
Convertible debentures	$	–	–	97	92	–
Convertible debentures conversion option	$	23	23	–	–	–
Preferred shareholders' equity	$	–	–	–	–	–
Common shareholders' equity	$	320	409	344	924	817
Shareholders' equity	$	359	432	441	1,016	817
Common shareholders' equity per common share[12]	*$	3.51	4.00	3.37	9.03	7.99
Cash flows[6]						
Net cash provided by (used for):						
Operating activities	$	167	110	(21)	(10)	69
Investing activities						
Expenditures for capital assets	$	(154)	(44)	(33)	(48)	(73)
Proceeds from sale of assets	$	32	4	–	–	21
Other investment activities (net)	$	–	(10)	–	8	–
Discontinued operations	$	(15)	(9)	–	–	–
Financing activities						
Increase (reduction) in bank indebtedness	$	5	(14)	70	69	33
Net proceeds from issue of long-term debt	$	–	–	–	11	19
Reduction of long-term debt	$	(17)	(11)	(52)	(87)	(70)
Net proceeds from issue of convertible debentures	$	–	–	–	87	
Purchase or redemption of preferred shares	$	–	–	–	–	–
Net proceeds from issue of common shares	$	–	–	–	–	–
Purchase of common shares	$	–	–	–	–	–
Interest paid on convertible debentures	$	–	–	(8)	(4)	
Cash dividends paid	$	–	–	–	(3)	(12)
Discontinued operations	$	(10)	(6)	–	–	–
Net increase (decrease) in Cash and cash equivalents	$	8	20	(44)	26	(4)
Cash and cash equivalents at end of year	$	51	43	23	67	41
Other data						
Return on average capital employed[9]	%	see 13.	see 13.	(26.5)	1.1	(6.7)
Return on average common shareholders equity[10]	%	see 13.	see 13.	(88.3)	0.1	(19.7)
Long-term debt/equity – % of total capital		see 13.	see 13.	32/68	39/61	37/63
Dividends declared – preferred[11]	$	–	–	–	–	–
Dividends declared – common	$	–	–	–	–	–
Per common share	*$	–	–	–	–	–
Common shares outstanding at year-end (millions)		102.2	102.2	102.2	102.2	102.2
Average number of employees including joint ventures[7][8]		7,965	8,536	9,143	9,749	10,096
Number of pensioners at year-end		13,624	13,376	12,820	12,803	12,276
Pensions paid during the year	$	217	212	195	181	167

2000	1999	1998	1997	1996	1995
5,594	5,217	5,256	5,108	5,009	4,970
4,684	4,862	4,607	4,818	4,577	4,380
2,837	3,101	3,168	3,149	2,941	2,926
2,638	2,765	2,824	2,760	2,638	2,521
199	336	344	389	303	405
–	–	–	–	–	
–	–	–	–	–	–
149	142	135	129	132	130
–	– –	–	–	–	–
50	194	209	260	171	27
–	–	–	–	–	–
55	57	50	43	46	63
(7)	(13)	(12)	(7)	(6)	(13)
2	150	171	224	131	224
2	(43)	(52)	(87)	(52)	(68)
–	–	–	–	–	–
4	107	119	137	79	156
–	–	–	–	–	–
4	107	119	137	79	156
0.04	0.97	1.04	1.17	0.63	1.35
0.04	0.97	1.04	1.17	0.63	1.35
0.04	0.95	1.03	1.14	N/A	N/A
45	176	147	322	165	190
–	–	–	–	–	–
1,192	1,147	1,186	1,086	1,021	1,000
1,237	1,323	1,333	1,408	1,186	1,190
43	6	13	22	17	67
–	–	–	–	–	–
571	614	678	607	549	548
614	620	691	629	566	615
623	703	642	779	620	575
1,384	1,386	1,309	1,236	1,129	1,223
347	201	191	189	173	121
2,354	2,290	2,142	2,204	1,922	1,919
508	576	474	486	393	457
851	258	229	264	203	198
–	–	–	–	–	–
995	1,456	1,439	1,454	1,326	1,264
–	–	–	–	–	–
–	–	–	–	–	–
–	–	67	166	167	172
995	1,456	1,372	1,288	1,159	1,092
995	1,456	1,439	1,454	1,326	1,264
9.73	13.80	12.95	12.00	11.02	10.39
75	224	171	291	191	266
(148)	(222)	(212)	(252)	(53)	(79)
–	–	–	5	21	5
6	20	20	17	(62)	–
–	–	–	–	–	–
37	(7)	(9)			
1	168	957	153	11	80
(64)	(64)	(67)	(57)	(65)	(207)
–	(67)	(98)	–	(6)	(6)
–	3	2	14	1	1
(26)	(8)	(17)	–	–	–
(18)	(22)	(19)	(13)	(48)	(17)
–	–	–	–	–	–
(131)	29	(175)	152	25	12
45	176	147	300	148	123
1.5	6.2	6.8	7.8	5.5	10.2
0.3	7.3	8.4	10.2	5.9	13.9
31/69	27/73	27/73	25/75	28/72	35/65
–	4	7	13	13	47
12	13	13	9	–	–
0.12	0.12	0.12	0.09	–	–
102.2	105.5	105.9	107.3	105.2	105.1
10,811	11,133	11,670	11,732	12,076	12,356
12,134	12,019	11,788	11,993	11,961	11,800
156	145	141	147	142	141

1. Restated to reflect businesses discontinued in 2005 as discontinued operations. Years prior to 2004 were not restated.

2. Effective January 1, 2005, the Corporation adopted a change in accounting policy for Financial instruments (see Note 3). Years prior to 2004 were not restated.

3. Financial Information for 2003 was restated for the change in accounting for Asset Retirement Obligations. Years prior to 2003 were not restated.

4. Data for 2002 was restated for the change in accounting policy regarding blast furnace relines and the closure of Welland Pipe Ltd. (see Notes 2 and 10). Years prior to 2002 were not restated.

5. Effective January 1, 2001, the Corporation adopted the Accounting Standard concerning Earnings per share (see Note 25). The new standard is applied to 2000 and subsequent years only. Years prior to 2000 were not restated.

6. Effective January 1, 2000, the Corporation adopted the Accounting Standards concerning Employee future benefits and Income taxes (see Notes 24 and 11). The new standards were applied retroactively without restatement of prior years.

7. Effective January 1, 1999, the calculation of Cash and cash equivalents excludes Bank indebtedness. 1998 figures have been restated. Years prior to 1998 were not restated.

8. Effective January 1, 1995, Accounting Standards require that the Corporation proportionately consolidate all joint venture investments. 1994 figures were restated to conform with this standard.

9. The average number of employees of Stelco Inc., its wholly owned business units, and wholly owned subsidiaries was 11,437 in 1995, 11,141 in 1996, 10,763 in 1997, 10,649 in 1998, 10,193 in 1999, 9,922 in 2000, 9,278 in 2001, 8,890 in 2002, 8,399 in 2003, 7,798 in 2004, and 7,189 in 2005.

10. After adding back interest on long-term debt (net of tax) to net earnings (loss).

11. After preferred dividends.

12. Preferred dividends declared in 1995 include payments of arrears.

13. While the Corporation is under CCAA protection, these calculations do not provide meaningful information.

Board of Directors

The Stelco Board of Directors consists of seven members including one full time employee of the Company. The Board met 63 times during 2005, and met several more times informally for briefing sessions.

Richard Drouin
Chair of the Board, Stelco Inc.
Chairman of the Board
Abitibi Consolidated Inc.
Age 73, director since 1996

John E. Caldwell
President and Chief Executive Officer
SMTC Corporation
Age 56, director since 1997

William P. Cooper
President and Chief Executive Officer
Cooper Construction
Age 66, director since 1989

Gary J. Lukassen
Corporate Director
Age 62, director since 2002

Douglas W. Mahaffy
President and Chief Executive Officer
McLean Budden Limited
Age 61, director since 1993

The Honourable Barbara J. McDougall
Consultant and Advisor
Aird & Berlis LLP
Age 67, director since 1999

Courtney Pratt
President and Chief Executive Officer
Stelco Inc.
Age 59, director since 2002

Officers and Executives

Richard Drouin
Chairman of the Board

Courtney Pratt
President and
Chief Executive Officer

Colin Osborne
Chief Operating Officer and
Executive Vice President, Strategy

William E. Vaughan
Senior Vice President, Finance and
Chief Financial Officer

Thomas E. Witter
Chief Commercial Officer

G. Blair Cowper-Smith
Corporate Secretary

Jack E. DiCosimo
Vice President, Operations
Stelco Hamilton

Bruce N. Futterer
Vice President and General Counsel

Timothy F. Huxley
Vice President, Corporate Affairs

Helen Reeves
Vice President, Corporate
Communications and Public Affairs

Louis J. Vesprini
Chief Information Officer

Board Committees

The Board has six committees, five of which are ongoing: Audit Committee; Corporate Governance Committee; Pension Committee; Health, Safety and Environment Committee; Human Resources and Compensation Committee. In addition, the Board appointed a Board Restructuring Committee early in 2004. Each Committee has its own mandate and charter. Following is a summary of each committee mandate and its members (all of which consist of independent board members), including the number of meetings held in 2005.

Audit Committee

The Committee oversees the financial affairs of the Corporation, including the control environment within which effective financial reporting occurs. The Committee reviews all financial disclosure documents and business performance guidance and the public disclosure of such information. It reviews and makes recommendations related to the appropriateness of the Corporation's accounting principles and practices. The Committee is also responsible for the assessment and appointment of an independent auditor. The complete Audit Committee Charter is published in the 2005 Annual Information Form. The Committee met 12 times during 2005.

Members:

John E. Caldwell, Chair
William P. Cooper
Gary J. Lukassen
Richard Drouin, Ex officio

Corporate Governance Committee

The Committee reviews, makes recommendations and provides oversight on material issues, policies, practices, and external developments affecting the effectiveness and the performance of the Board of Directors. The Committee provides oversight on Board effectiveness in context of corporate objectives, management performance, and the expectations of key stakeholders. Among its chief responsibilities is to review, recommend and modify policies with respect to the composition, compensation, education and performance guidelines of the Board of Directors. The Committee met four times during 2005.

Members:

Richard Drouin, Chair
John E. Caldwell
Douglas W. Mahaffy

Pension Committee

The Committee is accountable to the Board of Directors for ensuring that the necessary policies, practices, systems and personnel are in place within the Corporation (or through duly appointed agents) to carry out the effective administration of the Corporation's Retirement and Pension Plans. The Committee has the authority to delegate responsibilities and appoint members to a pension advisory committee of management representatives for the purpose of operationalizing actions and decisions compliant with Committee recommendations approved by the Board of Directors. The Committee met twice during 2005.

Members:

Gary J. Lukassen, Chair
John E. Caldwell
The Honourable Barbara J. McDougall
Richard Drouin, Ex officio

Health, Safety and Environment (HS&E) Committee

The Committee oversees the practices, programs and systems followed by the Corporation with respect to health, safety and environmental matters. This oversight empowers the Committee to satisfy itself that the Corporation is compliant with applicable HS&E legislation in the various jurisdictions in which it conducts business. Furthermore, the Committee is accountable for reporting and making recommendations to the Board on any material issue – ethical, social, political, financial – that could affect the Corporation's stewardship and reputation on HS&E issues. The Committee met once in 2005.

Members:

William P. Cooper, Chair
Richard Drouin
Douglas W. Mahaffy
The Honourable Barbara J. McDougall

Board Committees

Human Resources and Compensation Committee

The Committee is responsible for developing, maintaining and modifying policies and practices that support and provide oversight to succession planning and compensation for senior management, including the chief executive officer. The areas of oversight responsibility include senior executive recruitment, development and retention. Under its charter, the Committee is empowered to make recommendations to the Board of Directors for policies aimed at strengthening the Corporation's human resources and compensation practices. The Committee met eight times in 2005.

Members:

William P. Cooper, Chair
Richard Drouin
Douglas W. Mahaffy
The Honourable Barbara J. McDougall

Board Restructuring Committee

The Committee is responsible for leadership and oversight of the Corporation's efforts to restructure its businesses, including the development and implementation of strategic and reorganization plan and related cost reduction initiatives, divestitures and stakeholder negotiations. In fulfilling its responsibilities, the Committee reviews strategic, financial and market analyses concerning activities aimed at improving the Corporation's competitiveness and long-term viability. Additionally, the Committee is empowered to review corporate contingency plans such as those enabling the Corporation to seek creditor protection in conjunction with other restructuring activities. The Board Restructuring Committee met 19 times in 2005.

Members:

John E. Caldwell, Chair
Richard Drouin
Gary J. Lukassen

Board of Directors – April 2006

Upon the Company's emergence from its court-approved *Companies' Creditors Arrangement Act* restructuring plan the new Board of Directors, as listed below, will become effective in April 2006.

Courtney Pratt
Chair of the Board

Dennis Belcher
Corporate Director

Laurie Bennett, CA
Corporate Director

Steve Cohn
Managing Director
Alvarez & Marsal, LLC

Pierre Dupuis
Corporate Director

Peter Gordon
Managing Partner
Tricap Management Limited

John Lacey
Chairman
The Alderwoods Group Inc.

Cyrus Madon
Managing Partner
Tricap Management Limited

Tony Molluso
President and CEO
Concert Industries

Corporate Directory

Corporate office

Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Tel: (905) 528-2511
Fax: (905) 308-7002
Internet address:
www.stelco.com
Courier address:
386 Wilcox Street
Hamilton, Ontario L8L 8K5

Stelco Integrated Steel Business

Stelco Hamilton
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Jack E. DiCosimo
Vice President – Operations
Tel: (905) 527-8335
Fax: (905) 308-7012

Stelco Lake Erie
General Delivery
Nanticoke, Ontario N0A 1L0
Peter K. Knocke
General Operations Manager
Tel: (519) 587-4541
Fax: (519) 587-7705

Stelco USA, Inc.
850 Stephenson Highway
Suite 201
Troy, Michigan
U.S.A. 48083
Lincoln S. Simpson
Vice President and
General Manager
Tel: (248) 585-9580
Fax: (248) 585-9587

Ontario Hibbing Company, Minnesota
Ontario Tilden Company, Michigan
Stelco Holding Company, Delaware
Stelco Coal Company, Pennsylvania

Other offices

Quebec Sales Office
650 rue de Montbrun
Bureau 203
Boucherville, Quebec J4B 8G9
Tel: (450) 641-0767
Fax: (450) 641-6584

Windsor Sales Office
4520 Rhodes Drive, Unit 100
Windsor, Ontario N8W 5C2
Tel: (519) 251-1050
Fax: (519) 251-1650

Joint ventures

Iron Ore	*% owned*
Wabush Mines, NL & PQ	44.6
Hibbing Development Company, MN	24.1
Tilden Mining Company L.C., MI	15.0
Ontario Iron Company, MN	10.0
Hibbing Taconite Company, MN	6.7

Other	*% owned*
Z-Line Company, ON	60.0
Baycoat, ON	50.0
D.C. Chrome Limited, ON	50.0
Arnaud Railway Company, PQ	44.6
Wabush Lake Railway Company, Limited, NL	44.6
Knoll Lake Minerals Limited, NL	26.0
Northern Land Company Limited, NL	22.3
Twin Falls Power Corporation Limited, NL	7.6

Investor Information

Shares

The Series A and Series B Convertible Common Shares were listed on the Toronto Stock Exchange. The rights and privileges of each class of shares are set out in the notes to the consolidated financial statements in this Annual Report. The Series A and Series B Convertible Common Shares were delisted on March 10, 2006.

At December 31, 2005, there were 6,742 registered holders of common shares. Approximately 96% of the Corporation's issued common shares were held by shareholders with Canadian addresses.

Series A common shares

		Quarter 1		Quarter 2		Quarter 3		Quarter 4	
		2005	2004	2005	2004	2005	2004	2005	2004
High	$	4.48	2.60	3.74	0.75	1.07	1.50	0.29	2.55
Low	$	1.83	0.59	0.95	0.45	0.10	0.55	0.11	0.85
Trading volume (in millions)		105	121	62	28	127	78	169	162

Dividends

Dividends on common shares were last paid on February 1, 2001.

Transfer agent

Until delisting on March 10, 2006, the Series A and Series B Convertible Common Shares were transferable through the Corporation's Transfer Agent, CIBC Mellon Trust Company, at their offices in Toronto, Montreal, and Vancouver.

Corporate Information

Corporate Address
Stelco Inc.
386 Wilcox Street
P.O. Box 2030
Hamilton, Ontario
Canada L8N 3T1
www.stelco.com

Contact Information

General Inquiries
For general inquiries, contact:
info@stelco.ca

Media, Investor and Shareholder Inquiries
For inquiries, contact:
Helen Reeves
Phone: (905) 528-2511, x 2702 or
(416) 367-1450, x 2702
helen.reeves@stelco.ca

Restructuring Information
For restructuring information, including all court documents, news releases, etc., please refer to our web site: www.stelco.com

Information contained in or otherwise accessible through our web site or any other web site referred to herein does not form part of this Report.

All figures are in Canadian dollars unless otherwise stated.

stelco

Stelco Inc. P.O. Box 2030, Hamilton Ontario, Canada L8N 3T1
www.stelco.com

END